2025 ANNUAL REPORT The Intelligent Supply Chain Network

1Adjusted EBITDA is a non-GAAP financial measure. We believe that this non-GAAP financial measure provides useful information to our management, Board of Directors, and investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses this non-GAAP financial measure to compare our performance to that of prior periods for trend analyses and planning purposes. It is also used for purposes of determining executive and senior management incentive compensation. We believe this non-GAAP financial measure is useful to an investor as it is widely used in evaluating operating performance. This non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP. This non-GAAP financial measure excludes significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements and is subject to inherent limitations. A reconciliation of this non-GAAP measure can be found within the ‘Results of Operations’ section of Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, within the attached Form 10-K. 2025 marked a milestone for SPS Commerce, as the fourth quarter delivered the company’s 100th consecutive quarter of revenue growth, highlighting SPS’ pivotal role in driving efficient collaboration among trading partners, as omnichannel retail has evolved and supply chains have grown increasingly complex. We delivered solid performance in 2025, despite a challenging macroeconomic backdrop and tariff-related uncertainty, which contributed to spend scrutiny and delayed purchase decisions throughout the year. Revenue grew 18% to $751.5 million. Recurring revenue grew 20%, driven by Fulfillment growth of 22% year-over-year. Adjusted EBITDA1 grew 24% to $231.4 million. The total number of recurring revenue customers increased to approximately 54,600 and annual revenue per user (ARPU) increased to approximately $14,350. In 2025, we deployed 76% of free cash flow to repurchase $115.0 million of SPS shares. In addition, the board of directors approved an increase of $200 million in the current share repurchase program which came into effect on December 1, 2025, for a total authorization of up to $300.0 million. This demonstrates our commitment to effectively deploy and return capital to shareholders, while maintaining a flexible capital structure. SPS’ sustained and profitable growth and ongoing expansion of our network demonstrate our success in delivering the products and services that retailers and suppliers depend on to strengthen collaboration and drive continuous improvement. In 2025, we acquired Carbon6 to build on SPS’ acquisition of SupplyPike in the prior year and extend the reach of our network with clear leadership in revenue recovery solutions. Revenue recovery represents a $750 million addressable market across 1P US sellers and a significant cross-selling opportunity within our network. Over the years, we expanded our portfolio of solutions through acquisitions and product innovation to support the evolving needs of our growing network, while strengthening longstanding partnerships—many of which have spanned decades. SPS is committed to ongoing innovation to support customers on their journey to modernize their supply chains. Early in 2025, we introduced our new agentic capabilities embedded in the SPS supply chain network, called MAX. Offering new AI functionality, MAX draws on hundreds of thousands of trading connections, decades of expertise, proprietary network intelligence, and billions of transactions to help our customers unlock greater value from AI. Put simply, by leveraging the data across our network, SPS is competitively positioned to deliver more meaningful and scalable AI enhancements across our product portfolio to better address the trends that are shaping the future of supply chain collaboration and deliver unparalleled value for our customers. Our competitive differentiation and inherent growth levers support our revenue growth expectations of at least high single digits without acquisitions beyond 2026. We expect to increase our adjusted EBITDA margin by two-percentage points annually, as we remain committed to steady margin expansion and free cash flow generation to support ongoing share repurchases and drive shareholder value. Lastly, I’d like to recognize that our success to date and prospects for future growth are a testament to SPS Commerce employees worldwide. Their dedication and commitment to excellence underscores my conviction in our $11 billion global addressable market and our next chapter of growth, as we move the world of commerce forward. Sincerely, Chad Collins CEO To our Stockholders:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from_______to_______

Commission file number 001-34702

SPS COMMERCE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**41-2015127**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

333 South Seventh Street, Suite 1000, Minneapolis, MN 55402
(Address of Principal Executive Offices, Including Zip Code)

(612) 435-9400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.001 per share	SPSC	The Nasdaq Stock Market LLC (Nasdaq Global Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of shares of the registrant's common stock held by non-affiliates of the registrant (based upon the closing sale price of $136.09 per share on the Nasdaq Global Market on such date) was approximately $5.2 billion.

The number of shares of the registrant's common stock, par value $0.001 per share, outstanding as of February 12, 2026 was 37,390,873 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 28, 2026 (the "2026 Proxy Statement"), which is expected to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference in Part III of this Annual Report on Form 10-K.

Auditor Firm Id:	185	Auditor Name:	KPMG, LLP	Auditor Location:	Minneapolis, MN

SPS COMMERCE, INC. ANNUAL REPORT ON FORM 10-K TABLE OF CONTENTS Page PART I Item 1. Business 4 Item 1A. Risk Factors 10 Item 1B. Unresolved Staff Comments 22 Item 1C. Cybersecurity 22 Item 2. Properties 23 Item 3. Legal Proceedings 23 Item 4. Mine Safety Disclosures 23 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 24 Item 6. [Reserved] 25 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 26 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 33 Item 8. Financial Statements and Supplementary Data 35 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 65 Item 9A. Controls and Procedures 65 Item 9B. Other Information 67 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 67 PART III Item 10. Directors, Executive Officers and Corporate Governance 68 Item 11. Executive Compensation 68 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 68 Item 13. Certain Relationships and Related Transactions, and Director Independence 68 Item 14. Principal Accounting Fees and Services 68 PART IV Item 15. Exhibits, Financial Statement Schedules 68 Item 16. Form 10-K Summary 70 SIGNATURES 71 Unless the context otherwise requires, for purposes of the Annual Report on Form 10-K, the words “we,” “us,” “our,” the “Company,” “SPS,” and “SPS Commerce” refer to SPS Commerce, Inc. SPS COMMERCE, INC. 2 Form 10-K for the Annual Period ended December 31, 2025

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION This Annual Report on Form 10-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements regarding us, our business prospects and our results of operations are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward- looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Similarly, statements that describe our future plans, objectives or goals are also forward-looking. Forward-looking statements may also be made from time to time in oral presentations, including telephone conferences and/or webcasts open to the public. Shareholders, potential investors, and others are cautioned that all forward-looking statements involve risks and uncertainties that could cause results in future periods to differ materially from those anticipated by some of the statements made in this report, including the risks and uncertainties described in Part I, Item IA, “Risk Factors” of this Annual Report on Form 10-K for the year ended December 31, 2025, as may be updated in our subsequent Quarterly Reports on Form 10-Q or other filings from time to time. We expressly disclaim any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the U.S. Securities and Exchange Commission ("SEC") that advise interested parties of the risks and factors that may affect our business. Table of Contents SPS COMMERCE, INC. 3 Form 10-K for the Annual Period ended December 31, 2025

PART I Item 1. Business Overview SPS Commerce is a global supply chain network that connects retailers, brands, distributors, manufacturers, and logistics providers through shared infrastructure built to handle the complexity of modern commerce operations. Our network enables companies to connect once and immediately transact with thousands of trading partners without negotiating standards, building integrations, or maintaining compliance logic. Our network powers our portfolio of solutions that orchestrate the critical processes, protocols, and data exchanges needed to get the right product, in the right place, at the right time, every time. We have embedded deep expertise, proven processes, and compliance logic built from over 20 years of commerce intelligence into every connection, delivering a full- service experience that empowers partners to move forward faster, together. For the years ended December 31, 2025, 2024, and 2023, we generated revenues of $751.5 million, $637.8 million, and $536.9 million, respectively. Our quarter ended December 31, 2025 represented our 100th consecutive quarter of revenue growth. Recurring revenues from recurring revenue customers accounted for 96%, 94%, and 94% of our total revenues for the years ended December 31, 2025, 2024, and 2023, respectively. Our revenues are not concentrated with any customer, as our largest customer represented less than 1% of total revenues for the years ended December 31, 2025, 2024, and 2023. Increasing Demand for a Supply Chain Network Global commerce is constantly evolving, and consumer expectations continue to rise, accelerating the need for automated, coordinated supply chain operations. To navigate disruptions and meet growing demands, companies across the commerce ecosystem must orchestrate operations across wholesale, eCommerce, marketplace, and direct-to-consumer channels simultaneously. These channels no longer operate independently, and consumers expect a seamless experience regardless of how or where they shop. Managing this complexity across multiple trading partners, fulfillment models, and compliance requirements creates operational burden that most companies cannot efficiently handle on their own. Our Products SPS Commerce operates a global supply chain network where companies connect once and can immediately transact with thousands of trading partners across any channel. We maintain the compliance rules, connection protocols, and data standards while our teams handle onboarding, monitor transactions, resolve exceptions, and optimize operations continuously. Our products include: • Fulfillment - Our Fulfillment product offers a comprehensive solution designed to streamline supply chain operations. Our connections empower retailers, brands, distributors, manufacturers, and logistics providers to efficiently send and receive order data, ensuring accurate execution of required processes from order to invoicing and revenue recovery through fully automated operations. By integrating seamlessly with existing systems, Fulfillment enhances day-to-day efficiency, reduces errors, and provides real-time visibility across all of our customers' order channels. • Analytics - Our Analytics product simplifies managing sell-through data from our customers’ business partners. We handle data acquisition, cleansing, normalization, and delivery. Our pre-built dashboards create custom reports, or integrate data with existing tools, to gain insights to enhance product performance, forecasting, pricing, and inventory management. • Other Products - We also have other complementary products, including: ◦ Assortment - Our Assortment product simplifies the communication of robust, accurate item data by automatically translating item attributes and hierarchies through a single connection across all sales channels. ◦ Relationship Management - Our Relationship Management product (formerly known as Community) allows organizations to accelerate digitization of their supply chain and improve collaboration with suppliers through proven change management, onboarding programs, and supplier score carding. Table of Contents SPS COMMERCE, INC. 4 Form 10-K for the Annual Period ended December 31, 2025

By embedding expertise, proven processes, and compliance logic into the network itself, we enable companies to participate in modern omnichannel commerce without building or managing the infrastructure themselves. Our recurring revenue customers use the network to expand and optimize their trading relationships while we handle the operational complexity. In addition to these offerings, we also provide one-time services such as professional services as well as testing and certification. Growing Our Network As one of the largest providers of cloud-based services for supply chain management, SPS Commerce enables trading partner relationships among retailers, grocers, distributors, suppliers, manufacturers, and logistics firms that naturally lead to new customer acquisition opportunities. “Network Effect” The value of our network increases exponentially with scale. After joining, customers typically discover that many of their existing or prospective trading partners are already connected, enabling immediate transaction capability. Each new participant can instantly communicate with our existing network of global connections, and existing participants gain access to transact with each new addition. This network effect creates significant opportunity for participants to realize incremental business. Suppliers can more easily onboard new retail customers. Retailers can more quickly activate new suppliers. Logistics providers can seamlessly integrate with new fulfillment relationships. As transaction volume grows among network participants through these expanded relationships, we earn additional revenue from increased activity across the network. Our customers grow their business relationships more efficiently, and we grow alongside them. Customer Acquisition Sources Relationship Management - As retailers and suppliers reshape how they do business in an omnichannel landscape, they need to bring new capabilities and services to their trading partner networks. Our Relationship Management product is designed to manage this process and bring suppliers into compliance with new requirements. For instance, a supplier may wish to collaborate with their retailers around point-of-sale analytics data, or a retailer may decide to change the workflow or protocol by which it interacts with its suppliers. In each case, the supplier and retailer may engage us to work with their trading partner base to enable the new capability. Performing these programs on behalf of retailers and suppliers generates supplier sales leads for us. Referrals from Our Customers - We also receive sales leads from our customers seeking to communicate electronically with their trading partners. For example, a supplier may refer a third-party logistics provider or manufacturer, which is not in our network, to us. Direct Marketing - We employ various marketing strategies. Our marketing programs include a variety of lead generating activities including digital marketing, account-based marketing, conferences and trade shows, sponsored events, and public relations activities targeted at key decision makers within our prospective customers. Channel Partners - In addition to the customer acquisition sources identified above, we market and sell our products through a variety of channel partners, including software providers, resellers, system integrators, and logistics partners. For example, software partners such as Microsoft, NetSuite, Oracle, SAP, Sage, and their business partner communities generate sales for us as part of broader enterprise resource planning, warehouse management system and/or transportation management system sales efforts. Our logistics partners also drive new sales both by providing leads and by embedding our products as part of their service offerings. Our Growth Strategy Our objective is to be the leading global supply chain network and provider of supply chain management products. Key elements of our strategy include: • Further Penetrate Our Current Market - We believe the global supply chain management market is underpenetrated. As the retail industry continues to respond to the changing requirements of the omnichannel marketplace, and as the supply chain ecosystem becomes more complex and geographically dispersed, we Table of Contents SPS COMMERCE, INC. 5 Form 10-K for the Annual Period ended December 31, 2025 believe the demand for supply chain management solutions will increase. We intend to continue leveraging our relationships with customers and their trading partners to obtain new sales leads. • Increase Revenues from Our Customer Base - We believe our overall customer satisfaction is strong and will lead our customers to further expand their use of our products they have purchased, as well as purchase additional products to continue improving the performance of their trading partner relationships, generating additional revenues for us. We also expect to introduce new products to sell to our customers. We believe our position as the incumbent supply chain management solution provider to our customers, our integration into our recurring revenue customers’ business systems, and the modular nature of our cloud-based products are conducive to deploying additional products with customers. • Expand Our Distribution Channels - We intend to grow our business by expanding our sales capacity to gain new customers. We also believe there are valuable opportunities to promote and sell our products through collaboration with other providers. • Expand Our International Presence - We believe our presence in Asia Pacific and Europe has created a foundation to expand our global presence. We plan to increase our global sales efforts to obtain new customers around the world. We intend to leverage our current global presence to increase the number of integrations we have with retailers in foreign markets to make our products more valuable to their trading partners based overseas. • Enhance and Expand Our Services - We intend to further improve and develop the functionality and features of our cloud-based products, including, from time to time, developing new offerings and applications. • Selectively Pursue Strategic Acquisitions - The nature of our market provides an opportunity for selective acquisitions. We plan to continue to evaluate potential acquisitions based on the number of new customers, revenue, functionality, or geographic reach the acquisition would provide relative to the purchase price, and our ability to integrate and operate the acquired business. In 2025, we acquired Carbon6 Technologies Inc. ("Carbon6"), a provider of software tools to Amazon.com, Inc. sellers, including specialized offerings for revenue recovery for both first-party ("1P") and third-party ("3P") suppliers. This acquisition further extends the capabilities of our network and added new customers and technology. Our Market Opportunity We believe we have a significant market opportunity to help organizations accelerate their omnichannel retail strategies with our supply chain network and supply chain products. • Omnichannel retail requires new connections/transactions - Each sales channel (wholesale, eCommerce, and marketplaces) brings new trading partners to the supply chain process. As customers expand their business, the SPS Commerce supply chain network is a core part of their omnichannel strategy. Each additional channel brings more reliance and volume to the network and increases customer revenue. • Retail needs automation - With increased retail store openings and closings, labor shortages, supply chain disruptions, and new buying patterns, retailers are demanding more from their trading partners as they need to be agile and transition their businesses as markets change. Businesses using SPS Commerce products to automate supply chain functions with their trading partners can pivot quickly to new delivery models and capture market share. The visibility into orders, shipments, and inventory gained by automating trading relationships on the SPS Commerce supply chain network is critical to their success and offers a competitive advantage. • Consumers want new products - Retail assortments are ever-changing with seasonality shifts and new product introductions from companies of all sizes. Consumers want the latest products and retailers are continually chasing trends, offering differentiated items, and introducing new products and suppliers to their supply chains. As retailers evolve, their trading partner relationships must support any new product introductions or new suppliers to achieve their merchandising goals. The SPS Commerce supply chain network automates these relationships to quickly secure product details, initiate orders, and track performance to help keep operations running smoothly. Table of Contents SPS COMMERCE, INC. 6 Form 10-K for the Annual Period ended December 31, 2025

Technology, Development and Operations Technology SPS Commerce was an early provider of cloud-services to the supply chain management industry, launching the first version of what would become our current services in 1997. We use commercially available hardware and cloud-services with a combination of proprietary and commercially available software. Our cloud-service model treats all customers as logically separate tenants within a shared virtual infrastructure. As a result, we spread the cost of delivering our products across our customer base. Because we do not manage thousands of distinct applications with their own business logic and database schemas, we can scale our business faster than traditional software vendors, even those that modified their products to be accessible over the internet. Development Our research and development efforts focus on maintaining, improving, and enhancing our existing products, as well as developing new products and applications. Our multi-tenant products serve all of our customers, which allows us to maintain relatively low research and development expenses and release software updates more frequently compared to traditional on-premise licensed software products that support multiple versions. Our development efforts take place at our United States ("U.S.") locations in Minnesota, Arkansas, and New Jersey, as well as in Melbourne, Australia; Toronto, Canada; Breukelen, Netherlands; Warsaw, Poland; and Kyiv, Ukraine. Operations We operate our infrastructure in third-party data centers located throughout North America, Europe, and Australia, as well as provisioned services with cloud providers. In most cases, infrastructure and services are managed by us. We have internal and third-party monitoring software that continually checks the status of services and underlying infrastructure for availability and performance, helping ensure that the network is always available and providing desired service levels. We have a technology team that includes system provisioning, management, maintenance, monitoring, and back-up. We operate a service architecture using industry best practices to ensure multiple points of redundancy, high availability, and scale as needed. Our databases are replicated between locations with a defined recovery point objective. Sales & Marketing We sell our products through an employed global sales force that focuses on retailers, grocers, distributors, suppliers, and logistics firms. Our marketing teams focus on driving awareness and demand for our products through the following activities: • Demand Generation - Engages with target audiences using the latest digital marketing strategies to bring opportunities to our sales teams. • Communications - Manages our brand and public relations, as well as provides go-to-market support. • Product Marketing - Equips our sales teams, performs market studies, and promotes the unique capabilities of each of our products using our go-to-market strategies. • Events - Highlights our presence at industry trade shows and orchestrates virtual and in-person events. Customer Success The Customer Success team includes retail and technology experts who implement our products on our customers' behalf, provide ongoing support, and collaborate with accounts to identify opportunities for added value from their existing products. This team focuses on delivering services that build customer satisfaction and result in high customer retention rates. Competition Vendors in the supply chain management industry offer products through three delivery methods: traditional on- premise software, managed services, and cloud-based full-service products. Table of Contents SPS COMMERCE, INC. 7 Form 10-K for the Annual Period ended December 31, 2025

The market for cloud-based supply chain management products is fragmented and rapidly evolving. Cloud-service vendors compete directly with each other based mainly on the following: • the breadth of pre-built network connections to retailers, third-party logistics providers, and other trading partners; • a history of establishing and maintaining reliable connections with trading partners; • the reputation of the cloud-service vendor in the supply chain management industry; • price; • specialization in a customer market segment; • speed and quality with which the cloud-service vendor can integrate its customers to their trading partners; • functionality of the cloud-service product, such as the ability to integrate the product with a customer’s business systems; • breadth of complementary supply chain management products the cloud-service vendor offers; and • training and customer support services provided during and after a customer’s initial integration. Cloud-service vendors also compete with traditional on-premise software companies. Traditional on-premise software uses a single-tenant approach in which information maps to retailers are built for and used by one supplier, as compared to cloud-service products that allow multiple customers to share information maps with a retailer. Traditional on- premise requires customers to purchase, install, and manage specialized software, hardware, and value-added networks for their supply chain integration needs. Additionally, customers are required to make significant upfront and ongoing investments to purchase, operate, and maintain the software. As such, a customer may be less willing to abandon their traditional on-premise product in favor of a cloud-service product. Managed service providers focused on the supply chain management market offer a cloud-based product in which they develop and maintain the core technology, while the customer’s internal staff is responsible for the day-to-day customization, optimization, and operations of the technology. In contrast, full-service providers, including SPS Commerce, offer cloud-based products and expert resources that customize, optimize, and operate the technology. This approach offloads the time-intensive process of managing these products, which is not a core competency for most businesses. Full-service cloud-based vendors compete with both managed service providers and traditional on-premise software products based on the total cost of ownership and flexibility. Intellectual Property and Proprietary Content SPS Commerce relies on a combination of copyright, trademark, patent and trade secret laws as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties, and control access to software, documentation, and other proprietary information. We have registered trademarks and pending trademark applications in the U.S. and certain foreign countries. Depending on the jurisdiction, trademarks are generally valid as long as they are in use or their registrations are properly maintained, and they have not been found to have become generic. Registrations of trademarks can also generally be renewed indefinitely as long as the trademarks are in use. We have a number of patents acquired through acquisitions. Our trade secrets consist primarily of the software we have developed for our SPS Commerce cloud-based products and network. Our software is also protected under copyright law, but we do not have any registered copyrights. Human Capital HR Strategy At SPS, our ability to execute our mission - to power the connections that move the world of commerce forward - is fundamentally dependent on the quality, expertise, and velocity of our human capital. Our strategy is built on the principle that to sustain and grow the world’s largest supply chain network, we must invest in our people who possess the specific competencies required to maintain the reliability and scale of our cloud-based platform, accelerate our customers' adoption of omnichannel commerce, and navigate the increasingly complex global supply chain compliance requirements. Table of Contents SPS COMMERCE, INC. 8 Form 10-K for the Annual Period ended December 31, 2025

This focus positions our human capital as a long-term competitive asset, directly enabling customer success and driving profitable growth. Our People As of December 31, 2025, our total workforce has increased to 2,948 worldwide. 39% of our global workforce identifies as female and 2% did not specify their gender. Within the U.S. 13% of our employees self-identified as members of an underrepresented group. Our executive team is comprised of 7 individuals, of which 43% are women. While 78% of our workforce is based in North America, we continue to build critical skills and capabilities in Europe and Asia Pacific. In addition to having statutory obligations for employee representation in certain countries, we are keenly focused on our delivered employee experience. Talent Acquisition, Learning and Development, Belonging, Engagement & Retention In 2025, we implemented a more formalized strategic workforce planning methodology building plans across the enterprise to recruit, develop and deploy the talent needed to build the solutions and services that will power SPS’s future growth. SPS strengthened its global talent pipeline in 2025, attracting and retaining critical skills aligned to our strategic capabilities - including technology, customer success, and go-to-market execution. 90% of hires supported these priority areas. We invested in employer branding, global recruiting infrastructure, and early-career programs to expand reach and help SPS continue to attract top talent to drive business growth. In 2025, as part of a multi-year learning culture transformation, we introduced a new Learning and Development strategy, one that builds a learning culture, delivers learning experiences in the flow of work and empowers employees to take ownership of their professional and career growth. In furtherance of that strategy, we deployed an artificial intelligence ("AI")-enabled learning platform that provides our employees with visibility to in-demand skills and offers personalized learning content supporting their professional development and helping SPS develop the skills and capabilities key to driving our business strategy. At SPS we maintain a strong commitment to Belonging, helping everyone feel accepted, valued, and empowered to make a meaningful impact. Our company’s core value of “Employees First” clearly states our commitment and we are measuring employee perceptions related to Belonging through our employee listening program. That commitment is evident in our workforce, recruiting efforts and our community engagement. SPS has actively engaged Employee Resources Groups, each sponsored by a business executive and open to all employees, providing employees a forum to share their ideas to continually improve the employee experience and build community bridges. We have relationships with the Wallin Education Partners and a Diverse Scholar Program that supports diverse college students pursuing careers in technology. In addition to receiving funding for their education, participants are offered internships, have access to mentorship and are connected to business professionals across our organization. In 2025, we strengthened our community engagement by launching Commerce with Purpose, an inclusive sourcing and community impact initiative focused on building partnerships with diverse vendors operating in the communities where we live and work. We also launched Let’s Chat SPS in 2025, a global employee connection program to foster meaningful relationships across Team SPS. These actions continue to build on our Belonging@SPS program and strengthen our foundation for sustainable growth. To retain the talent we work hard to attract, we regularly survey our employees. The insights we gain deepen our understanding of their perspectives and our opportunities to improve their experience. In 2025, we conducted an Organizational Health and Culture survey focused on both the employee experience and organization culture. We see both as critical enablers of our business strategy, our ability to meet the needs of our customers, and our ability to attract and retain the necessary talent. As a result of our strong company culture and focus on providing meaningful work, professional development, flexible work options, competitive pay and benefits, as well as our commitment to belonging, our 2025 employee retention rate was 88%. Table of Contents SPS COMMERCE, INC. 9 Form 10-K for the Annual Period ended December 31, 2025

Total Rewards, Governance & Oversight and Well-Being Well-Being At SPS, we believe that a sense of well-being is the result of our employees feeling balanced, resilient and energized resulting in high performance and critical talent retention. We understand that work is only one part of life, so we offer benefit plans, programs and culture that supports and enables the full spectrum of employees’ career, financial, mental, physical and social needs of our global workforce. We are committed to equitable pay practices, ensuring employees are compensated fairly regardless of gender, race, or ethnicity. To uphold this commitment, we regularly review pay data for fairness and equity. Succession and Governance Annually, our Chief Human Resources Officer works with our Board of Directors to review SPS’s critical leadership roles and maintain a robust plan for ready-now successors. Those plans are the culmination of a rigorous talent review process executed company-wide based on the SPS Leadership Model that lays out clear expectations of both performance and behaviors distinguishing our high potential leadership talent. Social Responsibility and Sustainability At SPS Commerce, our commitment to positive change extends well beyond advancing commerce. A key pillar of our Environmental, Social, and Governance ("ESG") strategy is fostering a culture of giving, where employees are empowered to make meaning contributions to their communities. One of our core values, “Give Back,” reflects our belief that generosity and compassion can create lasting impact. This is demonstrated through the work of the SPS Foundation, our corporate donations and sponsorships, and the numerous volunteer initiatives we support, which plays a crucial role in shaping the future of our communities. Together, these efforts exemplify our dedication to making a difference in the communities where we live and work. Available Information We provide free access to various reports that we file with or furnish to the SEC through our website at www.spscommerce.com, as soon as reasonably practicable after they have been filed or furnished. These reports include, but are not limited to, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports. Our SEC reports can be accessed through the investor relations section of our website or through the SEC’s website at www.sec.gov. Stockholders may also request copies of these documents by writing to us at the address above, with attention to "Investor Relations". Item 1A. Risk Factors Set forth below and elsewhere in this Annual Report on Form 10-K, and in other documents we file with the SEC, are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Annual Report on Form 10-K and in other written and oral communications from time to time. You should carefully consider all of the following risks and the other information in this Report and our other filings with the SEC before you decide to invest in our Company or to maintain or increase your investment. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks. In assessing these risks, you should also refer to the other information contained in this Annual Report on Form 10- K, including our consolidated financial statements and related notes. The risks included in this section are not the only ones we face. We operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time, and it is not possible for management to predict all such risk factors, nor can it assess the potential impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those in any forward-looking statements. If any of the following risks actually occur, our business, results of operations, financial condition and future prospects would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Table of Contents SPS COMMERCE, INC. 10 Form 10-K for the Annual Period ended December 31, 2025

Business If we are unable to attract new customers, or sell additional products to existing customers, or if our customers do not increase their use of our products, our revenue growth and profitability will be adversely affected. To increase our revenue and achieve and maintain profitability, we believe that we must regularly add new customers, sell additional products to existing customers, and our customers must increase their use of the products for which they currently subscribe. We intend to grow our business by retaining and attracting talent, developing strategic relationships with channel partners, including resellers that incorporate our applications in their offerings, and increasing our marketing activities. If we are unable to hire or retain quality personnel, convert companies that have been referred to us by our existing network into paying customers, ensure the effectiveness of our marketing programs, or if our existing or new customers do not perceive our products to be of sufficiently high value and quality, we might not be able to increase sales and our operating results will be adversely affected. If we fail to sell our products to existing or new customers, we will not generate anticipated revenues from these products, our operating results will suffer, and we will not be able to grow our revenues or maintain profitability as planned. We do not have long-term contracts with most of our recurring revenue customers, and therefore a lack of success in maintaining or improving forecasted renewal rates will have adverse effects on revenue and financial results. Most of our contracts with our recurring revenue customers allow the customer to cancel the contract for any reason with 30 to 90 days’ notice. Our continued success therefore depends significantly on our ability to meet or exceed our recurring revenue customers’ expectations because most recurring revenue customers do not make long-term commitments to use our products. In addition, if our reputation in the supply chain management industry is harmed or diminished for any reason, our recurring revenue customers have the ability to terminate their relationship with us on short notice and seek alternative supply chain management solutions. We may also not be able to accurately predict future trends in customer renewals, and our customers’ renewal rates may decline or fluctuate because of several factors, including their dissatisfaction with our services, the cost of our services compared to the cost of services offered by our competitors and reductions in our customers’ spending levels. If a significant number of recurring revenue customers seek to terminate their relationship with us, our business, results of operations and financial condition would be adversely affected in a short period of time. Economic weakness and uncertainty could adversely affect our revenue, lengthen our sales cycles, and make it more difficult for us to forecast operating results accurately. Our revenues depend significantly on general economic conditions and the sustainability and health of retailers. Economic weakness and constrained retail spending may result in slower growth, or reductions, in revenues and gross profits in the future. We have experienced, and may experience in the future, reduced spending in our business due to financial turmoil affecting the U.S. and global economy, and other macroeconomic factors affecting spending behavior, such as tariffs. Uncertainty about future economic conditions increases the difficulty of forecasting operating results and making decisions about future investments. In addition, economic conditions or uncertainty may cause customers and potential customers to reduce or delay technology purchases, including purchases of our products and solutions. Our sales cycles may lengthen if purchasing decisions are delayed as a result of uncertain technology or development budgets or contract negotiations become more protracted or difficult as customers institute additional internal approvals for technology purchases. Delays or reductions in technology spending could have a material adverse effect on demand for our products, and consequently our results of operations and prospects. Our continued growth could significantly strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to implement our business plan successfully. We have experienced a period of rapid growth in our headcount and operations. To the extent that we are able to sustain such growth, it might place a significant strain on our management, administrative, operational, and financial resources, and infrastructure. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train, and manage new employees as needed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we will be unable to execute our business plan as expected. Table of Contents SPS COMMERCE, INC. 11 Form 10-K for the Annual Period ended December 31, 2025

If we fail to attract, retain, and train members of our senior management team and other key personnel, our business could be adversely affected. Given the complex nature of the cloud-based technology through which our business operates and the speed with which such technology advances, our future success is dependent, in large part, upon our ability to attract, retain, and train highly qualified key executive, managerial, technology, and sales personnel. Competition for talented personnel is intense and we cannot be certain that we can retain our key personnel or that we can attract, assimilate, or retain such personnel in the future to adequately scale our business. Additionally, the loss of any key, or a significant number of, personnel in our technology, customer success, or sales teams might significantly delay or prevent the achievement of our business objectives and could materially harm our business, customer relationships, results of operations and financial condition. If the market for cloud-based supply chain management products declines or does not maintain its historical growth rates, our revenues may decline or fail to grow, and we may incur operating losses. We derive, and expect to continue to derive, substantially all of our revenues from providing cloud-based supply chain management products to retailers, grocers, distributors, suppliers, manufacturers, and logistics firms. The market for these products has historically experienced growth, but it is uncertain whether these products will continue or sustain growing levels of demand and market acceptance. Our success will depend on the willingness of retailers and their trading partners to accept our products as an alternative to traditional licensed hardware and software products. Some retailers, grocers, distributors, suppliers, or logistics firms may be reluctant or unwilling to use our cloud- based products for a number of reasons, including their potential significant initial investment to replace existing investments in supply chain management hardware and licensed software and perceived loss of control over user data with a cloud-based product. Other factors that may limit market acceptance of our cloud-based supply chain management products include: • our ability to maintain high levels of customer satisfaction; • our ability to maintain continuity of service for all users of our cloud-based products; • the price, performance, and availability of competing products, both new and existing; and • our ability to address customers’ confidentiality and security concerns about information stored within our cloud-based products. If customers do not perceive the benefits of our cloud-based supply chain management products, or if customers are unwilling to accept our cloud-based products as an alternative to the on-premise software or other options approach, demand for our products may not continue to grow or may grow more slowly than we expect, either of which would adversely affect our revenues, growth prospects, and overall operating results. The markets in which we participate are highly competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business. The markets for supply chain management products are increasingly competitive and global. We expect competition to increase in the future both from existing competitors and new companies that may enter our markets. We face competition from: • cloud-service providers that deliver business-to-business information systems using a multi-tenant approach; • traditional on-premise software providers; and • managed service providers that combine traditional on-premise software with professional technology services. Moreover, our industry is highly fragmented, and we believe it is likely that our existing competitors will continue to consolidate or will be acquired. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. New entrants not currently considered to be competitors may also enter the market through new technology offerings, acquisitions, partnerships, or other strategic relationships. Any such new offerings, consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, loss of customers and loss of market share, and could result in one or more competitors with greater financial, technical, marketing, service and other resources, all of which could have a material adverse effect on our business, operating results and financial condition. Increased competition could reduce our market share, revenues, and operating margins, increase our costs of operations, and otherwise adversely affect our business. Table of Contents SPS COMMERCE, INC. 12 Form 10-K for the Annual Period ended December 31, 2025

To remain competitive, we will need to invest continuously in software development, marketing, customer service and support, product delivery and other cloud-based network infrastructure. However, we cannot assure you that new or established competitors will not offer products that are superior to ours or lower in price than ours, or both. We may not have sufficient resources to continue the investments in all areas of software development, marketing, customer service and support and infrastructure needed to maintain our competitive position which may diminish our market share and business prospects. Adopting and utilizing AI and Machine Learning ("ML")-enabled products or services has become increasingly important within our competitive landscape. Such adoption and utilization may expose us to social, ethical, operational and regulatory risks that could result in reputational harm, liability and adverse financial results. We incorporate AI/ML technologies into our internal operations and into our products and services, and may further expand such use over time. As a result, we face a range of risks associated with the development, deployment, integration, and use of AI/ML technologies. If we fail to develop, deploy, or integrate AI/ML technologies in a timely, effective, and cost-efficient manner, we may fall behind competitors, resulting in the loss of competitive efficiencies, reduced innovation, diminished market share, slower growth trajectories, or missed opportunities within an increasingly AI/ML-driven global landscape. At the same time, the adoption and use of AI/ML technologies may expose us to social and ethical risks, operational challenges, increased costs, or outcomes that are inaccurate, unreliable, or otherwise not aligned with customer expectations, which could result in reputational harm, liability, or technology that is not cost-effective. Further, the regulatory environment regarding AI/ML is evolving and may result in increased liability related to our use of AI/ML technologies and the use or misuse of AI/ML-enabled products and services by our customers or other third parties, including potential liability regarding intellectual property or privacy laws, increase compliance costs and result in inconsistencies in evolving legal frameworks across jurisdictions. As we strive to exceed our customer expectations by adopting and delivering AI/ML-enabled products and services, ineffective or inadequate deployment or governance may result in incidents that impair the acceptance of the AI/ML- enabled products and services, result in our products and services not working as intended or producing unexpected outcomes or cause brand or reputational harm. Our AI/ML-enabled products and services, as well as third-party AI/ML technologies, models, or tools that we integrate, rely upon, or make available to customers, may not perform as intended or may interact unpredictably with other AI/ML systems. AI-enabled products and services are known to experience issues such as hallucinations, data leakage, and harmful prompt injections. We may not be able to anticipate, prevent, or promptly remediate all such issues, including where they arise from customer-provided inputs or third-party AI/ML technologies. Our innovation and development efforts may be unsuccessful in identifying or resolving issues before they arise, subjecting us to additional compliance requirements, regulatory action, competitive harm or legal liability. We may also face risks arising from the use or misuse of our AI/ML-enabled products and services by customers or other third parties in ways that are inconsistent with applicable laws, contractual restrictions, or our acceptable use policies, which could expose us to reputational harm, regulatory scrutiny, or liability, even where such conduct is outside of our direct control. Furthermore, the use of AI/ML-enabled products and services in business operations carries inherent risks to data privacy and security, such as unintended or inadvertent transmission of proprietary or sensitive information. We may not be able to successfully integrate or otherwise operate newly acquired companies or businesses, which could adversely affect our financial results. Acquisitions involve numerous risks including: • incurring significantly higher than anticipated capital expenditures and operating expenses; • failing to assimilate the operations, customers, and personnel of the acquired company or business; • disrupting our ongoing business; • dissipating or distracting our management resources; • dilution to existing stockholders from the issuance of equity securities; • liabilities or other problems associated with the acquired business; • becoming subject to adverse tax consequences, substantial depreciation, or deferred compensation charges; • compliance with laws and regulations and exposure to other contingent liabilities; Table of Contents SPS COMMERCE, INC. 13 Form 10-K for the Annual Period ended December 31, 2025

• retaining key management of the acquired company; • failing to maintain uniform standards, controls, and policies; and • impairing relationships with employees and customers as a result of changes in management. Fully integrating an acquired company or business into our operations may take a significant amount of time and resources. In addition, we may only be able to conduct limited due diligence on an acquired company’s operations. Following an acquisition, we may be subject to liabilities arising from an acquired company’s past or present operations, including liabilities related to data security, encryption and privacy of customer data, and these liabilities may be greater than the warranty and indemnity limitations that we negotiate, or the coverage we secure under representation and warranty insurance. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any acquisitions, our results of operations and financial condition could be adversely affected. Future acquisitions also could impact our financial position and capital needs and could cause substantial fluctuations in our quarterly and yearly results of operations. We also may not be able to achieve anticipated synergies or financial results post acquisition, which could negatively impact our operations and financial results. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings. Because our long-term success depends, in part, on our ability to expand the sales of our products to customers located outside of the United States and expand operations to support such expansion, our business will be increasingly susceptible to risks associated with international operations. Our limited experience in operating our business outside of the United States increases the risk that our current and any future international expansion efforts will not be successful. Expanding international sales and operations subjects us to new risks that, generally, we have not faced in the U.S., including: • misjudging the markets and competitive landscape of foreign jurisdictions; • longer accounts receivable payment cycles and difficulties in collecting accounts receivable; • difficulties in managing and staffing international operations; • differing technology standards; • potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings; • localization of our products, including translation into foreign languages and associated expenses; • the burdens of complying with a wide variety of foreign laws and regulations, and changes to such laws and regulations, including laws and regulations related to employment, privacy and tax; • increased financial accounting and reporting burdens and complexities; • unexpected changes in effective tax rates due to international tax liabilities subject to allocation of expenses in differing jurisdictions; • political, social, and economic instability abroad, terrorist attacks and security concerns in general; • greater potential for corruption and bribery; and • reduced or varied protection for intellectual property rights in some countries. The occurrence of any one of these risks could adversely affect our international business and, consequently, our results of operations generally. Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing, acquiring, or integrating operations in other countries will produce desired levels of revenues or profitability. In addition, we operate in parts of the world that are recognized as having governmental corruption problems and where local customs and practices may not foster strict compliance with anti-corruption laws. Our continued operation and potential expansion outside the U.S. could increase the risk of such violations in the future. Despite our training and compliance programs, we cannot assure you that our internal control policies and procedures will protect us from unauthorized, reckless, or criminal acts committed by our employees or agents, including by third parties we utilize in foreign jurisdictions. In the event that we believe, or have reason to believe, that our employees or agents have or may have violated applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require Table of Contents SPS COMMERCE, INC. 14 Form 10-K for the Annual Period ended December 31, 2025 significant time and attention from senior management. Violations of these laws may result in severe civil and criminal sanctions and penalties, which could disrupt our business and have a material adverse effect on our reputation, results of operations or financial condition. Any unrest, military activities, or sanctions impacting our international operations, should they occur, could disrupt operations, and have a material adverse effect on our business. Any such disruption to our operations may be prolonged and require a transition to alternative workforce locations. An alternative workforce location may be more expensive to train, staff, and operate and may cause delays and shortfalls in programming deliverables and services, thus potentially harming our business. Given our significant international workforce in Ukraine and the Philippines and the potentially volatile political and civil unrest situations in both areas, including but not limited to Russian interference and civil unrest with multiple groups, respectively, we are more susceptible to disruptions there. Those potentially disruptive environments are out of our control and we cannot predict the outcome of future developments or reactions to such developments by the U.S., European, Asian, Oceanic, United Nations or other international authorities and organizations. We may face exposure to fluctuations in foreign currency exchange rates, which could affect our financial condition and results of operations. While we transact in U.S. dollars with the majority of our customers, vendors, and employees, and expect to continue in the future, we also transact in currencies other than the U.S. dollar due to our international operations. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates. Accordingly, declines in the value of foreign currencies relative to the U.S. dollar adversely affect our financial condition and results of operations. Although we may in the future decide to undertake foreign exchange hedging transactions to cover a portion of our foreign currency exchange exposure, we currently do not hedge our exposure to foreign currency exchange risks. Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies could reduce our ability to compete successfully and adversely affect our results of operations. We may need to raise additional capital due to shortfalls in cash flow or for other reasons, and we may not be able to obtain debt or additional equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests and the value of shares of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things: • develop and enhance our products; • continue to expand our technology development, sales, and marketing organizations; • acquire new or complementary technologies, products, or businesses; • hire, train and retain employees; or • respond to competitive pressures or unanticipated working capital requirements. Our inability to do any of the foregoing could reduce our ability to compete successfully and adversely affect our results of operations. Products and Service Offerings Any new products and changes to existing products we pursue could fail to attract or retain customers or generate expected revenues. Our ability to retain, increase, and engage our customers and to increase our revenues depends heavily on our ability to identify, develop, and launch successful new products. We may introduce significant changes to our existing products or develop and introduce new and unproven products which include or use technologies with which we have little or no prior development or operating experience. If new or enhanced products fail to garner expected customer demand in a timely manner or at all, we may fail to generate sufficient revenues, operating margin, or other value to justify our investments and our business may be adversely affected. Table of Contents SPS COMMERCE, INC. 15 Form 10-K for the Annual Period ended December 31, 2025

Our business is dependent on our ability to maintain and scale our technical infrastructure, and any failure to effectively maintain or scale such infrastructure could damage our reputation, result in a potential loss of revenue, and adversely affect our financial results. Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance of our cloud-based products and our underlying technical infrastructure and cloud providers. As our user base and the amount and types of information shared on our cloud-based network continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of our users. It is possible that we or our cloud providers may fail to effectively maintain and scale our technical infrastructure to accommodate these increased demands. Any failure to effectively maintain and grow our technical infrastructure could result in interruptions or delays in service which may damage our reputation, result in a potential loss of customers, and adversely affect our financial results. Our inability to adapt to rapid technological change could impair our ability to remain competitive. The industry in which we compete is characterized by rapid technological change, frequent introductions of new products, evolving industry standards, and advancements in AI-existing products can become obsolete and unmarketable when vendors introduce products utilizing new technologies or new industry standards emerge, and as a result, it is difficult for us to predict the life cycles of our products. Our ability to attract new customers and increase revenues from customers will depend in significant part on our ability to anticipate technological changes, and the corresponding impact on customer needs, evolving requirements, and future industry standards, and to continue to enhance our existing products or introduce or acquire new products to keep pace with such technological developments. The success of our enhanced or new products depend on several factors, including the timely completion, introduction and market acceptance of the enhancement or product. Any new product we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate expected revenues. If any of our competitors or new market entrants implement new technologies or upgrades to existing technologies before we are able to implement them, they may be able to provide more effective products than ours at lower prices. Any delay or failure in the introduction of new or enhanced products could adversely affect our business, results of operations and financial condition. We rely on third-party infrastructure, software and services that could take significant time, and involve a complex transition, to replace or upgrade. We rely on infrastructure, software and services licensed from third parties to offer our cloud-based supply chain management products. This infrastructure, software, and services, as well as related maintenance and updates, may not continue to be available to us on commercially reasonable terms, or at all. If we lose the right to use or upgrade any of these licenses, our customers could experience delays or be unable to access our products until we can obtain and integrate equivalent technology. There might not always be commercially reasonable alternatives to the third-party infrastructure, software, and services that we currently license. Any such alternatives could be more difficult or costly to replace than what we currently license, and integration of the alternatives into our cloud-based products could require significant work and resources and delays. Any delays or failures associated with our cloud-based products could damage our reputation with current and potential customers and have an adverse effect on our business. Interruptions or delays from third-party data centers or to the telecommunications infrastructure we use or rely on could impair the delivery of our products and our business could suffer. We use third-party data centers, located in the U.S. and internationally, as well as provision services from cloud providers, to conduct our operations. Our ability to deliver our services depends on the development and maintenance of telecommunications infrastructure by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our operations depend on the protection of the equipment and information we store in these third-party centers, or utilize from third-party providers, against damage or service interruptions that may be caused by fire, flood, severe storm, power loss, telecommunications failures, natural disasters, war, criminal act, military action, terrorist attack, financial failure of the service provider, and other events beyond our control. In addition, third-party malfeasance, such as intentional misconduct by computer hackers, unauthorized intrusions, computer viruses, ransomware, or denial of service attacks, may also cause substantial service disruptions. A prolonged service disruption affecting our products could damage our reputation with potential customers, cause us to lose existing customers, expose us to liability, or otherwise adversely affect our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data centers or infrastructure we use or rely on, including the additional expense of transitioning to substitute facilities or service providers. Table of Contents SPS COMMERCE, INC. 16 Form 10-K for the Annual Period ended December 31, 2025

A failure to protect the confidentiality and integrity of our customers’ information and prevent cyber-attacks could materially damage our reputation, expose us to claims and litigation, and lead to service disruptions and harm our business. Additionally, the growing costs to avoid or reduce the risks of such a failure could adversely affect our results of operations. As demonstrated by the frequency and sophistication of material and high-profile data security breaches across industries, computer malware, viruses, phishing, spam, ransomware, and other cyber threats continue to pose a pervasive issue for business. Given the interconnected and technology-dependent nature of the retail supply chain, our significant presence and impact in the retail industry, and past cyber events affecting our systems, it is reasonable to believe that we are a target for such attacks. Our business involves the collection and use of confidential information of our customers and their trading partners which sometimes requires our direct access to our customers’ information systems. Our security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers via cyber-attacks, employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our third-party vendors and customers, and result in someone obtaining unauthorized access to our customers’ information and information systems. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords, or other information in order to gain access to our customers’ data or our data or IT systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any failure to maintain performance, reliability, security and availability of our cloud-based products to the satisfaction of our customers, or any unauthorized access to our customers’ information or systems may cause service disruptions, harm our reputation, impair our ability to retain existing customers and attract new customers and expose us to legal claims or government action, each of which could have a material adverse impact on our financial condition, results of operations and growth prospects. Although we are allocating more resources to address cyber threats and safeguard our products and services, including cyber insurance, we cannot assure you that these efforts to protect this confidential information and prevent unauthorized access to such information systems will be successful, and the growing costs related to these efforts could adversely affect our results of operations. In addition, because of the critical nature of information security and system access, any actual or perceived failure of our security measures could cause existing or potential customers not to use our products and harm our reputation. Businesses in the retail industry have experienced material sales declines after discovering data security breaches, and our business could be similarly impacted in the event of a breach or other cyber incident. Furthermore, many U.S. states and international jurisdictions have enacted laws requiring companies to notify consumers of data security breaches involving their personal data and to increase transparency related to cybersecurity risk management and incident disclosure, all of which may further increase our costs of compliance. These mandatory disclosures regarding a data security breach or other cyber incident often lead to widespread negative publicity, which may cause our customers to lose confidence in our products and the effectiveness of our cybersecurity measures. If we fail to comply with these laws and regulations, we could be subject to enforcement action or litigation, which could harm our business. The incorporation of AI/ML into our products and services, as well as the use of third-party service providers, and other AI/ML -enabled technologies within our business may create additional cybersecurity risks or increase cybersecurity risks, including risks of security breaches and incidents. Further, AI/ML technologies may be used for certain cybersecurity attacks, and may increase their frequency and intensity, resulting in heightened risks of security breaches and incidents. Security incidents affecting ours or our third-party service provider’s information technology systems that compromise the confidentiality, integrity, and availability of our data could result from AI related sensitive data exposure such as insufficient data anonymization during the training process, data poisoning, system misconfiguration, or from cyber- attacks, including, but not limited to, denial-of-service attacks, model or algorithm exploitation or reverse engineering of AI algorithms, web scraping, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing), which are prevalent in our industry and our customers’ industries. We may experience service failures or interruptions due to defects in the hardware, software, infrastructure, third- party components or processes that comprise our existing or new products, any of which could adversely affect our business. Technology products like ours may contain undetected defects in the hardware, software, infrastructure, third-party components or processes that are part of the products we provide. If these defects lead to service failures, we could experience delays or lost revenues, diversion of technology resources, negative media attention or increased service costs Table of Contents SPS COMMERCE, INC. 17 Form 10-K for the Annual Period ended December 31, 2025 as a result of performance-based claims during the period required to correct the cause of the defects. We cannot be certain that defects will be avoided in our upgraded or new products, resulting in loss of, or delay in, market acceptance, which could have an adverse effect on our business, results of operations and financial condition. Because customers use our cloud-based supply chain management products for critical business processes, any defect in our products, any disruption to our products or any error in execution could cause recurring revenue customers to cancel their contracts with us, cause potential customers to not join our network and harm our reputation. We could also be subject to litigation for actual or alleged losses to our customers, which may require us to spend significant time and money in litigation or arbitration or to pay significant settlements or damages. We do not currently maintain any warranty reserves. Moreover, defending a lawsuit, regardless of its merit, could be costly and divert management’s attention and could cause our business to suffer. The insurers under our existing liability insurance policy could deny coverage of a future claim that results from an error or defect in our technology or a resulting disruption in our products, or our existing liability insurance might not be adequate to cover any or all of the damages and other costs of such a claim. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available to us on acceptable terms or at all. The successful assertion against us of one or more large claims that exceeds, or is not insured by, our insurance coverage, or the occurrence of changes in our liability insurance policy, including an increase in premiums or imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, and operating results. If open source, or other no-cost products and services, expand into enterprise application and supply chain software or products, our prices, revenues, and operating results may decline. The open source community comprises many different formal and informal groups of software developers and individuals who have created a wide variety of software and have made that software available for use, distribution, and modification, often free of charge. If developers contribute effective and scalable enterprise and supply chain application software to the open source community, or if competitors make such software or service available at no cost, we may need to lower our product pricing and alter our distribution strategy to compete successfully, and our revenues and operating results may decline as a result. The use of open source software in our products may expose us to additional risks and harm our intellectual property. Some of our products use or incorporate software that is subject to one or more open source licenses. Open source software is typically licensed under terms that require making the software freely accessible, usable, and modifiable. Failure to comply with these licenses may subject us to onerous requirements, such as offering our products that incorporate the open source software for no cost or making the source code we create based upon, incorporating, or using the open source software available for modifications or derivative works. If an author or third-party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our services that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products. While we have established standards for the use of open source software in our products, processes and technology designed to ensure that open source software is not used in such a way as to require us to disclose the source code to the related product or products, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third-party for our products, we could, under certain circumstances, be required to disclose the source code to our products. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition. If we fail to protect our intellectual property and proprietary rights adequately, our business could suffer material adverse effects. We believe that proprietary technology is essential to establishing and maintaining our leadership position. We seek to protect our intellectual property through trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements, license agreements, trademarks, patents, domain names and other measures, some of which afford only limited protection. We do not have any registered copyrights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or reverse engineer aspects of our technology or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology or design around our intellectual property. In Table of Contents SPS COMMERCE, INC. 18 Form 10-K for the Annual Period ended December 31, 2025 addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S. and intellectual property protections may also be unavailable, limited or difficult to enforce in some countries, which could make it easier for competitors to capture market share. Our failure to adequately protect our intellectual property and proprietary rights could adversely affect our business, financial condition, and results of operations. In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. Any such legal proceedings, including litigation, that are pursued in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results, or financial condition, regardless of whether we prevail in such proceedings. An assertion by a third-party that we are infringing its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses and our business might be materially harmed. The supply chain management industry and its enabling technologies are characterized by the existence of a large number of patents, copyrights, trademarks, and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we seek to extend our products, we could be constrained by the intellectual property rights of others. We might not prevail in any intellectual property infringement litigation against us given, among other reasons, the complex technical issues, and inherent uncertainties in such litigation. Moreover, defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, require us to enter into royalty or licensing agreements or require us to redesign our products to avoid infringement. If our products violate any third-party proprietary rights, we could be required to withdraw those products from the market, re-develop those products or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our products, obtain licenses from third parties on favorable terms or license a substitute technology might be unsuccessful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. We also face risk of infringement or misappropriation claims if we hire an employee or contractor who possesses third-party proprietary information and who decides to use such information in connection with our products, services, or business processes without such third-party’s authorization. Regardless of the source of such misuse of third-party intellectual property, any resulting withdrawal of our products from the market might materially harm our business, financial condition, and operating results. In addition, we incorporate open source software into our cloud-based products. Given the nature of open source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. In that event, we could be required to seek licenses from third parties in order to continue offering our products, to re-develop our products or to discontinue sales of our products, or to release our proprietary software code under the terms of an open source license, any of which could have a material adverse effect on our business. Regulation Privacy concerns and laws, evolving regulation of the internet and cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of our products and adversely affect our business. Regulation related to the provision of services on the internet is increasing, as federal, state, and foreign governments continue to adopt new laws and regulations addressing eCommerce generally, data privacy and the collection, processing, storage and use of personal information, including but not limited to the European Union's General Data Protection Regulation ("GDPR"). We are particularly sensitive to these risks because the internet and the collection, processing, storage, and use of personal information are critical components of our cloud-based business model. Further, laws are increasingly aimed at the use of personal information for marketing purposes, such as the European Union’s e- Privacy Directive, and the country-specific regulations that implement that directive. Such laws and regulations are subject to differing interpretations and are inconsistent among jurisdictions. These and other requirements could reduce demand for our products or restrict our ability to store and process data or, in some cases, impact our ability to offer, or develop new, services and products in certain locations. In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on us. Our customers may expect us to meet voluntary Table of Contents SPS COMMERCE, INC. 19 Form 10-K for the Annual Period ended December 31, 2025 certification or other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our products to certain customers and could harm our business. The costs of compliance with and other burdens imposed by laws, regulations and standards are significant and may limit the use and adoption of our services and reduce overall demand for them, or lead to material fines, penalties, or liabilities for noncompliance. Furthermore, concerns regarding data privacy may cause our customers’ customers to resist providing the data necessary to allow our customers to use our service effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales and adoption of our cloud-based products. Industry-specific regulation is evolving, and unfavorable or burdensome industry-specific laws, regulations or interpretive positions could harm our business. Our customers and potential customers do business in a variety of industries. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit customers’ use and adoption of our services and reduce overall demand for our services. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our customers may expect may have an adverse impact on our business. If in the future we are unable to achieve or maintain these industry- specific certifications or other requirements or standards relevant to our customers, it may harm our business. In some cases, industry-specific laws, regulations, or interpretive positions may also apply directly to us as a service provider. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. Ownership of Our Common Stock Our results of operations may fluctuate in the future, which could result in volatility in our stock price. Our quarterly revenues and results of operations have varied in the past and may fluctuate in the future. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this “Risk Factors” section: • our ability to retain and increase sales to customers and attract new customers, including our ability to maintain and increase our number of recurring revenue customers; • the timing and success of introductions of new products or upgrades by us or our competitors; • the strength of the U.S. and global economy, in particular, as it affects the U.S. retail sector; • the financial condition of our customers; • changes in our pricing policies or those of our competitors; • competition, including entry into the industry by new competitors; • the amount and timing of our expenses, including stock-based compensation and expenditures related to expanding our operations, attracting and retaining talent, supporting new customers, performing research and development, or introducing new products; • changes in laws and regulations impacting our business; • regulatory compliance costs and unforeseen legal expenses, including litigation and settlement costs; • the timing, size, integration and operational success of potential future acquisitions; • changes in the payment terms for our products; and • system or service failures, security breaches or network downtime. Due to the foregoing factors, and other risks, including those identified in this “Risk Factors” section, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on these comparisons of our past results of operations as an indication of our future performance. Table of Contents SPS COMMERCE, INC. 20 Form 10-K for the Annual Period ended December 31, 2025

Our operating results in one or more future quarters may fluctuate, fall below the expectations of securities analysts and investors, or be less than any guidance we may provide to the market. If this occurs, the trading price of our common stock could decline significantly. Our charter documents and Delaware law may delay, discourage, or inhibit a takeover that stockholders consider favorable. Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may delay, discourage, or inhibit transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests, and may ultimately result in the market price of our common stock being lower than it would be without these provisions. These provisions: • permit our Board of Directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as our board may designate, including the right to approve an acquisition or other change in our control; • provide that the authorized number of directors may be changed by resolution of the Board of Directors; • provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; • provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and • do not provide for cumulative voting rights. In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock. We do not intend to declare dividends on our stock in the foreseeable future. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Any payment of future cash dividends on our common stock will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions, and other factors deemed relevant by our Board of Directors. Therefore, you should not expect to receive dividend income from shares of our common stock. Table of Contents SPS COMMERCE, INC. 21 Form 10-K for the Annual Period ended December 31, 2025

General Our failure to maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 or to prevent or detect material misstatements in our annual or interim financial statements in the future could result in inaccurate financial reporting, or could otherwise harm our business and investor confidence in our financial reporting. Ensuring that we have internal financial and accounting controls and procedures adequate to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated periodically. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we are required to perform annual system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We implemented new enterprise resource planning (“ERP”) systems to replace legacy systems that were used for certain transaction processing and financial reporting activities. The transition required significant changes to our internal controls, and challenges during implementation could have adversely affected those controls and heightened the risk of material misstatement. Furthermore, implementing any appropriate future changes to our internal control over financial reporting, including internal controls related to acquisitions and organic business growth, may entail substantial costs in order to modify our existing accounting systems, may take a significant period of time to complete and may distract our officers, directors, and employees from the operation of our business. If we are not able to comply with the requirements of Section 404 in the future, or if material weaknesses are identified, our business could be harmed and investor confidence in our financial reporting diminished. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Risk Management and Strategy We have an established security program and framework based on ISO/IEC 27001 (“Security Program”) and maintain ISO/IEC 27001:2022, SOC 1 Type 2, and multiple SOC 2 Type 2 certifications. The Security Program has been established to allow management oversight of cybersecurity risks, institute directives and principles for information security, ensure alignment to regulatory and contractual cybersecurity obligations, and enable timely incident response and remediation. Our information security team has implemented and continues to maintain various technical, physical, and administrative controls as the foundation of our Security Program, which are designed to help us identify, manage, prevent, and mitigate risks from cybersecurity threats, including, but not limited to, incident detection systems and response plans, vulnerability management tools and processes, risk assessments, disaster recovery and business continuity plans, access controls, asset management, logging and monitoring, security awareness training, and third-party risk management programs. Our information security team actively monitor and evaluate our networks, systems, data, and security risk profile to identify and assess cybersecurity risks. We use a variety of methods to identify and evaluate these risks using manual and automated tools and processes, including, network scans, vulnerability and maturity assessments, and subscribing to services and reports providing threat intelligence. In doing so, risks are assessed for criticality, prioritized in context of our business, and communicated to stakeholders for engagement as needed. We use a variety of third-party service providers to support and execute on our Security Program. These third parties provide cybersecurity consulting services, cybersecurity software, penetration testing, audits, and other professional services to aid us in identifying, assessing, and managing risks from cybersecurity threats. The Security Program is led by our Chief Information Security Officer ("CISO"), who has served in the role since 2023, has over 10 years of experience leading cybersecurity programs in a large, publicly traded, international enterprise, and is a Certified Information Systems Security Professional ("CISSP"). Our Executive Security Steering Committee ("ESSC"), comprised of selected members of leadership, assesses and manages any material risks from cybersecurity threats and manages our Security Program. The CISO and information security team provide regular updates to the ESSC on our Security Program and, in accordance with our security incident response plan, escalate applicable cybersecurity threats or incidents to the ESSC for review and management. Table of Contents SPS COMMERCE, INC. 22 Form 10-K for the Annual Period ended December 31, 2025

While we have experienced cybersecurity incidents and expect to continue to be subject to such incidents, to date, we have not experienced any cybersecurity incidents that have materially affected our business, financial condition, or operations. However, we are subject to ongoing risks from cybersecurity threats that could materially affect us, including our business, financial condition, or results of operations, as further described in Part I, Item 1A, “Risk Factors” of this Annual Report on Form 10-K. Governance Our Audit Committee of our Board of Directors oversees our risk management processes related to cybersecurity risks and is regularly informed of such risks through presentations or reports from our CISO. Through committee reports, the Audit Committee apprises the full Board of Directors of any significant cybersecurity updates. In addition, our security incident response plan includes reporting certain cybersecurity incidents to our Audit Committee. Finally, our Board of Directors reviews cybersecurity risks on an annual basis, including discussing with management, our CISO, and members of the ESSC our strategy surrounding prevention, detection, mitigation, and remediation of potential security threats. Item 2. Properties Our corporate headquarters, including our principal administrative, marketing, sales, technical support, and research and development facilities, are located in Minneapolis, Minnesota. This location includes approximately 198,000 square feet of space and is under lease through 2043. We lease other smaller facilities across the U.S. and international locations. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations. For additional information regarding obligations under operating leases, see Note I of our consolidated financial statements, included in Part II, Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K. Item 3. Legal Proceedings We are not currently subject to, or aware of, any claims or actions that would have a material adverse effect on our business, financial condition, or results of operations. From time to time, we may be named as a defendant in legal actions or otherwise be subject to claims arising from our normal business activities. We believe that we have obtained adequate insurance coverage and/or rights to indemnification in connection with potential legal proceedings that may arise. Item 4. Mine Safety Disclosures Not applicable. Table of Contents SPS COMMERCE, INC. 23 Form 10-K for the Annual Period ended December 31, 2025

PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information - Our common stock is and has been traded on the Nasdaq Global Market under the symbol “SPSC” since April 22, 2010, the date of our initial public offering. Stockholders of Record - As of February 12, 2026, we had 106 stockholders of record of our common stock, excluding holders whose stock is held either in nominee name and/or street name brokerage accounts. Dividends - We have not declared or paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the operation and expansion of our business, and, therefore, we do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any. Securities Authorized for Issuance Under Equity Compensation Plans - The information required by this Item concerning equity compensation plans is incorporated herein by reference to Item 12 of this report. Stock Performance Graph and Cumulative Total Return Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed to be “filed” with the SEC or to be “soliciting material” under the Securities Exchange Act of 1934, as amended, (“Exchange Act”), and it shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended (“Securities Act”), or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing. The graph below compares the cumulative total stockholder return of our common stock with that of the Russell 1000 Index and the Nasdaq Computer Index from December 31, 2020 through December 31, 2025, utilizing the last trading day of each respective year. The return assumes that $100 was invested in shares of our common stock and the other indexes at the close of market on December 31, 2020, and that dividends, if any, were reinvested. The comparison in this graph is based on historical data and is not intended to forecast or be indicative of future performance of our common stock. Comparison of Cumulative Total Returns of SPS Commerce, Inc. to Comparable Indexes D ol la rs SPS Commerce Russell 1000 Nasdaq Computer Index 12/31/2020 12/31/2021 12/30/2022 12/29/2023 12/31/2024 12/31/2025 — 50.00 100.00 150.00 200.00 250.00 300.00 350.00 Recent Sales of Unregistered Securities; Use of Proceeds from Sales of Registered Securities Not applicable. Table of Contents SPS COMMERCE, INC. 24 Form 10-K for the Annual Period ended December 31, 2025

Purchases of Equity Securities by the Issuer and Affiliated Purchasers The share repurchase activity for the quarter ended December 31, 2025, was as follows: Period Total Number of Shares Purchased Average Price Paid per Share Total Number of Shares Purchased as Part of Publicly Announced Program Approximate Dollar Value of Shares that May Yet be Purchased Under the Program October 1 - 31, 2025 32,666 $ 106.79 32,666 $ 6,525,000 November 1 - 30, 2025 80,535 80.90 80,535 10,000 December 1 - 31, 2025 171,332 87.55 171,332 85,000,000 Total 284,533 $ 87.88 284,533 $ 85,000,000 On July 23, 2024 (announced July 25, 2024), our Board of Directors authorized a program to repurchase up to $100.0 million of our common stock, excluding costs to obtain. The share repurchase program became effective August 23, 2024 and expires on July 24, 2026. On October 29, 2025 (announced October 30, 2025), our Board of Directors authorized a program to repurchase up to $100.0 million of our common stock, excluding costs to obtain. The share repurchase program became effective December 1, 2025 and expires on December 1, 2027. Under the programs, purchases may be made from time to time in the open market or in privately negotiated purchases, or both. On February 10, 2026 (announced February 12, 2026), our Board of Directors approved an additional $200.0 million in repurchase authority under the share repurchase program that was approved on October 29, 2025 and discussed above, for a total authorized repurchase amount of $300.0 million. For more information regarding our share repurchase programs, refer to Note J of our consolidated financial statements, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. Item 6. [Reserved] Table of Contents SPS COMMERCE, INC. 25 Form 10-K for the Annual Period ended December 31, 2025

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and related notes which are included in Part II, Item 8, “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in Part I, Item 1A, “Risk Factors” of this Annual Report on Form 10-K. Overview SPS Commerce is a global supply chain network that connects retailers, brands, distributors, manufacturers, and logistics providers through shared infrastructure built to handle the complexity of modern commerce operations. Our network enables companies to connect once and immediately transact with thousands of trading partners without negotiating standards, building integrations, or maintaining compliance logic. Our network powers our portfolio of solutions that orchestrate the critical processes, protocols, and data exchanges needed to get the right product, in the right place, at the right time, every time. We have embedded deep expertise, proven processes, and compliance logic built from over 20 years of commerce intelligence into every connection, delivering a full- service experience that empowers partners to move forward faster, together. We plan to continue to grow our business by further penetrating the supply chain management market, increasing revenues from our customers as their businesses grow, expanding our distribution channels, expanding our international presence and, from time to time, developing new products and applications. We also intend to selectively pursue acquisitions that will add customers, allow us to expand into new regions, or allow us to offer new functionalities. Key Financial Terms, Metrics and Non-GAAP Financial Measures Sources of Revenues Recurring Revenues We primarily derive our revenues from subscription-based recurring revenue services, which are recognized on a ratable basis over the contract term. The following are our recurring revenue streams: • Fulfillment - Our Fulfillment product offers a comprehensive solution designed to streamline supply chain operations. Our connections empower retailers, brands, distributors, manufacturers, and logistics providers to efficiently send and receive order data, ensuring accurate execution of required processes from order to invoicing and revenue recovery through fully automated operations. By integrating seamlessly with existing systems, Fulfillment enhances day-to-day efficiency, reduces errors, and provides real-time visibility across all of our customers' order channels. • Analytics - Our Analytics product simplifies managing sell-through data from our customers’ business partners. We handle data acquisition, cleansing, normalization, and delivery. Our pre-built dashboards create custom reports, or integrate data with existing tools, to gain insights to enhance product performance, forecasting, pricing, and inventory management. • Other Products - We also have other complementary products, including: ◦ Assortment - Our Assortment product simplifies the communication of robust, accurate item data by automatically translating item attributes and hierarchies through a single connection across all sales channels. ◦ Relationship Management - Our Relationship Management product (formerly known as Community) allows organizations to accelerate digitization of their supply chain and improve collaboration with suppliers through proven change management, onboarding programs, and supplier score carding. One-time Revenues One-time revenues consist of set-up fees, which are recognized ratably, generally over two years, and miscellaneous fees from customers, primarily professional services and testing and certification. Miscellaneous fees are recognized at the time service is provided. Table of Contents SPS COMMERCE, INC. 26 Form 10-K for the Annual Period ended December 31, 2025

Cost of Revenues and Operating Expenses Cost of Revenues - Cost of revenues consist primarily of personnel costs, stock-based compensation expense, and technology costs for our customer success and implementation teams, customer support personnel, and application support personnel, as well as amortization related to internally developed software. Sales and Marketing Expenses - Sales and marketing expenses consist primarily of personnel costs and stock-based compensation expense for our sales, marketing, and product management teams, external marketing costs, and commissions earned by our sales personnel and referral partners. Research and Development Expenses - Research and development expenses consist primarily of personnel costs, stock-based compensation expense, and technology costs for development of new and maintenance of existing products, net of amounts capitalized as developed software. General and Administrative Expenses - General and administrative expenses consist primarily of personnel costs, stock-based compensation expense, and technology costs for finance, human resources, and internal security and technology support, as well as professional services and other fees, such as bad debt expense and credit card processing fees. Overhead Allocation - We allocate overhead expenses such as rent, certain employee benefit costs, certain software costs, and depreciation of general office assets to cost of revenues and operating expenses categories based on expense type using department headcount or salary. Amortization of Intangibles Assets - Amortization expense consists of the expense recognition of acquired intangible assets over their estimated useful lives. Other Income, net Other income, net consists primarily of investment income, in addition to realized gain (loss) from investments held and realized gain (loss) from foreign currency impacts on cash and investments. Income Tax Expense Income tax expense consists primarily of income taxes for U.S. federal jurisdiction in addition to income taxes for various state and international jurisdictions. Metrics and Non-GAAP Financial Measures Recurring Revenue - We define recurring revenue as active contracts during the reporting period under which the customer regularly pays us fees for subscription-based and reoccurring services. All components of the contracts that are not expected to recur (primarily set ups and professional services) are excluded from recurring revenue. Recurring Revenue Customers - We define recurring revenue customers as customers with an active recurring revenue contract at the end of the period. A small portion of our recurring revenue customers consist of separate units within a larger organization and are separately invoiced. We treat each of these units, which may include divisions, departments, affiliates and franchises, as distinct recurring revenue customers. We classify the majority of our recurring revenue customers as '1P', with the exception of those recurring revenue customers that only have an online marketplace or e-Commerce connection within our network (which we refer to as '3P'). Annual Revenue Per User ("ARPU") - We calculate the annualized average recurring revenues per recurring revenue customer, which was previously referred to as “wallet share”, by dividing the annualized recurring revenues for the period by the average of the beginning and ending number of recurring revenue customers for the period. Non-GAAP Financial Measures - To supplement our consolidated financial statements, we provide investors with Adjusted EBITDA, Adjusted EBITDA Margin, and non-GAAP income per share, all of which are non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful information to our management, Board of Directors, and investors regarding certain financial and business trends relating to our financial condition and results of operations. Table of Contents SPS COMMERCE, INC. 27 Form 10-K for the Annual Period ended December 31, 2025

Our management uses these non-GAAP financial measures to compare our performance to that of prior periods for trend analyses and planning purposes. Adjusted EBITDA is also used for purposes of determining executive and senior management incentive compensation. We believe these non-GAAP financial measures are useful to an investor as they are widely used in evaluating operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are used to measure operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of capital structure and the method by which assets were acquired. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP. These non-GAAP financial measures exclude significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements and are subject to inherent limitations. Investors should review the reconciliations of non-GAAP financial measures to the comparable GAAP financial measures that are included in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Critical Accounting Policies and Estimates The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, judgments, and assumptions. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. Our actual results may differ from these estimates under different assumptions or conditions. A critical accounting policy or estimate is one that is both material to the presentation of our financial statements and requires us to make difficult, subjective, or complex judgments relating to uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, we believe that our policies for revenue recognition, internally developed software, and business combinations are the most critical to fully understand and evaluate our financial condition and results of operations. Revenue Recognition Revenues are the amount that reflects the consideration we are contractually and legally entitled to, as well as the amount we expect to collect, in exchange for those services. Set-up fees, a component of our revenue, are specific for each connection a customer has with a trading partner. These nonrefundable fees are necessary for our customers to utilize our services and do not provide any standalone value. Many of our customers have connections with numerous trading partners. Set-up fees constitute a material renewal option right that provide customers a significant future incentive that would not be otherwise available to that customer unless they entered into the contract, as the set-up fees will not be incurred again upon contract renewal. As such, set-up fees and related costs are deferred and recognized ratably, generally over two years, which is the estimated period for which a material right is present for our customers. Internally Developed Software Internally developed software consists of capitalized costs incurred during the application development stage, which include costs related to the design of the chosen path, coding, installation of the hardware necessary to run the software, and any testing done before the operational stage. Costs incurred during the preliminary project stage and post- implementation stage are expensed as incurred. Additionally, maintenance of internally developed software is expensed as incurred. Amortization expense is calculated using the straight-line method over the estimated useful life, generally three years, commencing on the earlier date in which the asset is placed in service or ready for its intended use. The assets and related accumulated amortization are adjusted for asset retirements and disposals with the resulting gain or loss included in our consolidated statements of comprehensive income. Business Combinations We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values as of the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations may require us to make significant estimates and assumptions, especially with respect to intangible assets. Table of Contents SPS COMMERCE, INC. 28 Form 10-K for the Annual Period ended December 31, 2025

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Significant estimates in valuing certain intangible assets may include, but are not limited to, utilizing variants of the income approach, such as the relief-from-royalty and multi-period excess earnings methods, which estimate future expected cash flows from acquired customers and developed technology from a market participant perspective, useful lives, and discount rates. Significant estimates in valuing liabilities for contingent consideration may include, but are not limited to, discount rates, projected financial results of the acquired businesses based on our most recent internal forecasts, and factors indicating the probability of achieving the forecasted results.

Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table presents our results of operations for the periods indicated:

	Year Ended December 31,				Change	
	2025		2024			
($ in thousands)	$	% of revenue(1)	$	% of revenue(1)	$	%
Revenues	$ 751,505	100 %	$ 637,765	100 %	$ 113,740	18 %
Cost of revenues	231,629	31	210,714	33	20,915	10
Gross profit	519,876	69	427,051	67	92,825	22
Operating expenses						
Sales and marketing	169,130	22	148,920	23	20,210	14
Research and development	68,680	9	62,809	10	5,871	9
General and administrative	126,594	17	102,929	16	23,665	23
Amortization of intangible assets	37,169	5	23,510	4	13,659	58
Total operating expenses	401,573	53	338,168	53	63,405	19
Income from operations	118,303	15	88,883	14	29,420	33
Other income, net	5,532	1	10,593	2	(5,061)	(48)
Income before income taxes	123,835	16	99,476	16	24,359	24
Income tax expense	30,496	4	22,422	4	8,074	36
Net income	$ 93,339	12 %	$ 77,054	12 %	$ 16,285	21 %

(1) *Amounts in column may not foot due to rounding*

Revenues - Revenues increased for the 100th consecutive quarter. The increase in revenue period-over-period resulted from the increase in average recurring revenues per recurring revenue customer, which we also refer to as ARPU. Additionally, the revenue growth was attributable to an increase in recurring revenue customers, which is driven primarily by continued business growth and business acquisitions.

- ARPU increased 8% to approximately $14,350 for the year ended December 31, 2025 from approximately $13,300 for the year ended December 31, 2024. This was primarily attributable to increased usage of our products by our recurring revenue customers, partially offset by the addition of 3P recurring revenue customers, which generally have lower ARPU.
- The number of recurring revenue customers increased 20% to approximately 54,600 at December 31, 2025 from approximately 45,350 at December 31, 2024. Of the total recurring revenue customers at December 31, 2025, approximately 46,900 are 1P recurring revenue customers and the remainder are 3P recurring revenue customers. The increase in recurring revenue customers is primarily due to recent acquisitions of 3P recurring revenue customers. New recurring revenue customers do not have a meaningful contribution to revenue at the beginning of their tenure, and therefore, a majority of the increased revenue was generated from existing recurring revenue customers.

SPS COMMERCE, INC. 29 Form 10-K for the Annual Period ended December 31, 2025

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- Approximately 50 1P recurring revenue customers were added in May 2024 due to the acquisition of the existing customer base of Traverse Systems LLC ("Traverse Systems") and approximately 200 1P recurring revenue customers were added in July 2024 due to the acquisition of the existing customer base of SupplyPike Inc. ("SupplyPike"). Additionally, approximately 8,500 recurring revenue customers were added in February 2025 due to the acquisition of the existing customer base of Carbon6, of which approximately 300 are 1P recurring revenue customers and the remainder are 3P recurring revenue customers.

Recurring revenues increased 20% to $718.0 million for the year ended December 31, 2025, as compared to the same period in 2024, and accounted for 96% and 94% of our total revenues in 2025 and 2024, respectively. We anticipate that the number of recurring revenue customers and ARPU will continue to increase as we execute our growth strategy focused on further penetration of our market.

Cost of Revenues - The increase in cost of revenues was primarily due to increased headcount, which resulted in an increase of $12.4 million in personnel-related costs and an increase in software subscriptions of $5.2 million due to general growth of our business.

Sales and Marketing Expenses - The increase in sales and marketing expense was primarily due to increased headcount, which resulted in an increase of $14.9 million in personnel-related costs. Additionally, channel partner and referral fees increased by $3.9 million, primarily driven by the acquisition of Carbon6.

Research and Development Expenses - The increase in research and development expense was primarily due to increased headcount and third-party personnel, which resulted in an increase of $9.5 million in personnel-related costs, partially offset by $5.2 million due to higher capitalization of software development costs.

General and Administrative Expenses - The increase in general and administrative expense was primarily due to increased headcount and third-party personnel, which resulted in an increase of $15.2 million in personnel-related costs. Additionally, other items contributing to the increase related to costs for continued support of our growing operations including the closing and on-going integration of acquisitions.

Amortization of Intangible Assets - The increase in amortization of intangible assets was driven by increased intangible assets related to recent business acquisitions.

Other Income, Net - The decrease in other income, net was primarily due to a decrease in investment income.

Income Tax Expense - The increase in income tax expense was primarily driven by the increase in pre-tax book income and reduction in tax benefits recognized from equity award exercise and settlement activity due to the fluctuations in share price. The increase was partially offset with increased benefit for Research & Development tax credits.

Adjusted EBITDA - Adjusted EBITDA consists of net income adjusted for income tax expense, depreciation and amortization expense, stock-based compensation expense, realized gain or loss from investments held and foreign currency impact on cash and investments, investment income, and other adjustments as necessary for a fair presentation. Other adjustments for the year ended December 31, 2025 included the expense impacts from disposals of certain capitalized internally developed software, disposals of other equipment, remeasurement of acquired earn-out payments, and one-time acquisition-related insurance costs. Other adjustments for the year ended December 31, 2024 included the expense impacts from disposals of certain capitalized internally developed software and one-time acquisition-related insurance costs. Net income is the most directly comparable GAAP measure of financial performance.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	Year Ended December 31,	
(in thousands)	**2025**	**2024**
Net income	$ 93,339	$ 77,054
Income tax expense	30,496	22,422
Depreciation and amortization of property and equipment	21,089	18,721
Amortization of intangible assets	37,169	23,510
Stock-based compensation expense	53,728	54,557
Realized gain from investments held and foreign currency impact on cash and investments	(388)	(115)
Investment income	(4,649)	(10,582)
Other	583	1,064
Adjusted EBITDA	$ 231,367	$ 186,631

SPS COMMERCE, INC. 30 Form 10-K for the Annual Period ended December 31, 2025

Adjusted EBITDA Margin - Adjusted EBITDA Margin consists of Adjusted EBITDA divided by revenue. Margin, the most directly comparable GAAP measure of financial performance, consists of net income divided by revenue. The following table provides a comparison of Margin to Adjusted EBITDA Margin: Year Ended December 31, (in thousands, except Margin and Adjusted EBITDA Margin) 2025 2024 Revenue $ 751,505 $ 637,765 Net income 93,339 77,054 Margin 12% 12 % Adjusted EBITDA 231,367 186,631 Adjusted EBITDA Margin 31% 29 % Non-GAAP Income per Share - Non-GAAP income per share consists of net income adjusted for stock-based compensation expense, amortization expense related to intangible assets, realized gain from investments held and foreign currency impact on cash and investments, other adjustments as necessary for a fair presentation, including for the year ended December 31, 2025 the expense impacts from disposals of certain capitalized internally developed software, disposals of other equipment, remeasurement of acquired earn-out payments, and one-time acquisition-related insurance costs, and for the year ended December 31, 2024 the expense impacts from disposals of certain capitalized internally developed software and one-time acquisition-related insurance costs, and the corresponding tax impacts of the adjustments to net income, divided by the weighted average number of shares of common and diluted stock outstanding during each period. Net income per share, the most directly comparable GAAP measure of financial performance, consists of net income divided by the weighted average number of shares of common and diluted stock outstanding during each period. To quantify the tax effects, we recalculated income tax expense excluding the direct book and tax effects of the specific items constituting the non-GAAP adjustments. The difference between this recalculated income tax expense and GAAP income tax expense is presented as the income tax effect of the non-GAAP adjustments. The following table provides a reconciliation of net income to non-GAAP income per share: Year Ended December 31, (in thousands, except per share amounts) 2025 2024 Net income $ 93,339 $ 77,054 Stock-based compensation expense 53,728 54,557 Amortization of intangible assets 37,169 23,510 Realized gain from investments held and foreign currency impact on cash and investments (388) (115) Other 583 1,064 Income tax effects of adjustments (22,279) (24,505) Non-GAAP income $ 162,152 $ 131,565 Shares used to compute net income and non-GAAP income per share Basic 37,881 37,306 Diluted 37,992 37,856 Net income per share, basic $ 2.46 $ 2.07 Non-GAAP adjustments to net income per share, basic 1.82 1.46 Non-GAAP income per share, basic $ 4.28 $ 3.53 Net income per share, diluted $ 2.46 $ 2.04 Non-GAAP adjustments to net income per share, diluted 1.81 1.44 Non-GAAP income per share, diluted $ 4.27 $ 3.48 Table of Contents SPS COMMERCE, INC. 31 Form 10-K for the Annual Period ended December 31, 2025

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 The discussion of our results from operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024. Liquidity and Capital Resources Sources of Liquidity As of December 31, 2025, our principal sources of liquidity were cash and cash equivalents of $151.4 million and net accounts receivable of $68.2 million. Statements of Cash Flows Summary The summary of activity within the consolidated statements of cash flows was as follows: Year Ended December 31, (in thousands) 2025 2024 Net cash provided by operating activities $ 178,790 $ 157,398 Net cash used in investing activities (169,152) (110,454) Net cash used in financing activities (100,832) (23,026) Operating Activities The increase in cash provided by operating activities from the year ended December 31, 2024 to the year ended December 31, 2025 was primarily due to an increase in net income as adjusted for non-cash expenses, of $60.7 million, driven by continued growth in revenue, as partially offset by cash paid for expenses to operate the growing business. Additionally, fluctuations in operating assets and liabilities resulted in a decrease of $39.4 million, driven by changes in the amount and timing of settlements and general growth of the business. Investing Activities The increase in cash used in investing activities from the year ended December 31, 2024 to the year ended December 31, 2025 was primarily due to net cash inflow of $57.5 million from the maturities and purchases of investments during the year ended December 31, 2024. Financing Activities The increase in cash used in financing activities from the year ended December 31, 2024 to the year ended December 31, 2025 was primarily due to an increase in cash used for share repurchases of $76.7 million to continue to deliver shareholder value. Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 The discussion of our liquidity and capital resources for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024. Table of Contents SPS COMMERCE, INC. 32 Form 10-K for the Annual Period ended December 31, 2025

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Contractual and Commercial Commitment Summary

Our contractual obligations and commercial commitments as of December 31, 2025 are summarized below:

	Payments Due by Period				
(in thousands)	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Operating lease obligations[1]	$ 4,668	$ (19,959)	$ 5,844	$ 35,466	$ 26,019
Purchase commitments	11,030	5,779	1,452	—	18,261
Total	$ 15,698	$ (14,180)	$ 7,296	$ 35,466	$ 44,280

[1] Operating lease obligations include imputed interest and are presented net of lease incentives deemed payable at lease commencement. We expect to utilize approximately $23 million of the available lease incentives under the sixth amendment to our current headquarters lease during the year ending December 31, 2027, with the approximately remaining $9 million to be utilized thereafter.

Future Capital Requirements

Our future capital requirements may vary significantly from those now planned and will depend on many factors, including:

- costs to develop and implement new products and applications, if any;
- sales and marketing resources needed to further penetrate our market and gain acceptance of new products and applications that we may develop;
- expansion of our operations in the U.S. and internationally;
- response of competitors to our products and applications; and
- use of capital for acquisitions.

Historically, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase as we expand our business.

We believe our cash, cash equivalents, and cash flows from our operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

Foreign Currency Exchange and Inflation Rate Changes

For information regarding the effects of foreign currency exchange and inflation rate changes, refer to the section entitled "*Foreign Currency Exchange and Inflation Risk,*" included in Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" of this Annual Report on Form 10-K.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, refer to Note A, General, in our Notes to Consolidated Financial Statements in the sections entitled "*Accounting Pronouncements Recently Adopted*" and "*Accounting Pronouncements Not Yet Adopted*" as applicable, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity Risk

The principal objectives of our investment activities are to preserve principal, provide liquidity, and maximize income consistent with minimizing risk of material loss. We are exposed to market risk related to changes in interest rates. We may choose based on our investment strategy to hold cash, cash equivalents, and investments in interest-bearing or

SPS COMMERCE, INC. 33 Form 10-K for the Annual Period ended December 31, 2025 non-interest-bearing accounts. Based upon a sensitivity model, an immediate hypothetical 50-basis point change in interest rates at December 31, 2025 would have resulted in a $0.6 million impact on our investment income included in net income for the year ended December 31, 2025. We do not enter into investments for trading or speculative purposes. We did not have any variable interest rate outstanding debt as of December 31, 2025. Foreign Currency Exchange and Inflation Risk Due to international operations, we have revenue, expenses, assets, and liabilities that are denominated in currencies other than the U.S. dollar, primarily the Australian dollar, Canadian dollar, and Euro. Our consolidated balance sheet, results of operations, and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Our predominate exposure to foreign currency exchange rates are due to non-monetary assets held in currencies other than the U.S. dollar, and thus fluctuations in currencies primarily result in comprehensive income (loss), not net income (loss). Our sales are primarily denominated in U.S. dollars. Our expenses are generally denominated in the local currencies in which our operations are located. As of December 31, 2025, we maintained 12% of our total cash and cash equivalents in foreign currencies. Based upon a sensitivity model, an immediate hypothetical 10% unfavorable change in all foreign currency exchange rates would have resulted in a $1.8 million impact on our cash and cash equivalents held in currencies other than the U.S. dollar as of December 31, 2025. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk, although we may do so in the future. During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. Table of Contents SPS COMMERCE, INC. 34 Form 10-K for the Annual Period ended December 31, 2025

Item 8. Financial Statements and Supplementary Data SPS Commerce, Inc. and Subsidiaries Consolidated Financial Statements Reports of Independent Registered Public Accounting Firm 36 Consolidated Balance Sheets 39 Consolidated Statements of Comprehensive Income 40 Consolidated Statements of Stockholders’ Equity 41 Consolidated Statements of Cash Flows 42 Notes to Consolidated Financial Statements 43 Table of Contents SPS COMMERCE, INC. 35 Form 10-K for the Annual Period ended December 31, 2025

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors SPS Commerce, Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of SPS Commerce, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Evaluation of sufficiency of audit evidence over fulfillment and analytics revenue As discussed in Note C to the consolidated financial statements, the Company’s revenue is principally derived from recurring subscriptions to the Company’s Fulfillment and Analytics products. The Company recorded $637.6 million and $56.0 million of revenue for the year ended December 31, 2025, for the Fulfillment and Analytics products, respectively. The Company’s revenue recognition process is highly automated and is reliant upon information technology (IT) systems customized to recognize and record revenue. We identified the evaluation of sufficiency of audit evidence over fulfillment and analytics revenue as a critical audit matter. Subjective auditor judgment was required in determining the nature and extent of procedures to be performed over revenue as well as the need to involve IT professionals with specialized skills and knowledge to assist in the performance of certain procedures. The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over fulfillment and analytics revenue. We evaluated the design and tested the operating effectiveness of certain internal controls related to revenue recognition. We involved IT professionals with specialized skills and knowledge, who assisted in testing the general IT and application controls of the systems used in the Company’s revenue recognition process. We performed a software- assisted data analysis to test relationships among certain revenue transactions. For a sample of transactions, we compared the amounts recognized by the Company with underlying documentation, including contracts with Table of Contents SPS COMMERCE, INC. 36 Form 10-K for the Annual Period ended December 31, 2025 customers and cash receipts. Additionally, for the same sample of transactions, we recalculated the amount of revenue recognized in the period based on the terms of the arrangement. In addition, we evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence. /s/ KPMG LLP We have served as the Company’s auditor since 2013. Minneapolis, Minnesota February 19, 2026 Table of Contents SPS COMMERCE, INC. 37 Form 10-K for the Annual Period ended December 31, 2025

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors SPS Commerce, Inc.: Opinion on Internal Control Over Financial Reporting We have audited SPS Commerce, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three- year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2026 expressed an unqualified opinion on those consolidated financial statements. The Company acquired Carbon6 Technologies, Inc. during 2025, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, Carbon6 Technologies, Inc.’s internal control over financial reporting associated with less than 5% of consolidated assets and approximately 5% of consolidated revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Carbon6 Technologies, Inc. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Minneapolis, Minnesota February 19, 2026 Table of Contents SPS COMMERCE, INC. 38 Form 10-K for the Annual Period ended December 31, 2025

SPS COMMERCE, INC. CONSOLIDATED BALANCE SHEETS December 31, (in thousands, except shares) 2025 2024 ASSETS Current assets Cash and cash equivalents $ 151,355 $ 241,017 Accounts receivable 75,295 56,214 Allowance for credit losses (7,129) (4,179) Accounts receivable, net 68,166 52,035 Deferred costs 66,693 65,342 Other assets 49,090 23,513 Total current assets 335,304 381,907 Property and equipment, net 43,117 37,547 Operating lease right-of-use assets 5,025 8,192 Goodwill 541,719 399,180 Intangible assets, net 215,815 181,294 Other assets Deferred costs, non-current 20,719 20,572 Deferred income tax assets 493 505 Other assets, non-current 7,667 2,033 Total assets $ 1,169,859 $ 1,031,230 LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities Accounts payable $ 13,757 $ 8,577 Accrued compensation 47,577 47,160 Accrued expenses 13,074 12,108 Deferred revenue 75,590 74,256 Operating lease liabilities 4,353 4,583 Total current liabilities 154,351 146,684 Other liabilities Deferred revenue, non-current 5,288 6,189 Operating lease liabilities, non-current 2,839 7,885 Deferred income tax liabilities 33,201 15,541 Other liabilities, non-current 287 241 Total liabilities 195,966 176,540 Commitments and contingencies (Note I) Stockholders' equity Preferred stock, $0.001 par value; 5,000,000 shares authorized; 0 shares issued and outstanding — — Common stock, $0.001 par value; 110,000,000 shares authorized; 40,048,410 and 39,590,276 shares issued; and 37,517,239 and 37,661,308 shares outstanding, respectively 40 40 Treasury stock, at cost; 2,531,171 and 1,928,968 shares, respectively (177,949) (99,748) Additional paid-in capital 722,737 627,982 Retained earnings 429,438 336,099 Accumulated other comprehensive loss (373) (9,683) Total stockholders’ equity 973,893 854,690 Total liabilities and stockholders’ equity $ 1,169,859 $ 1,031,230 See accompanying notes to these consolidated financial statements. Table of Contents SPS COMMERCE, INC. 39 Form 10-K for the Annual Period ended December 31, 2025

SPS COMMERCE, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Year Ended December 31, (in thousands, except per share amounts) 2025 2024 2023 Revenues $ 751,505 $ 637,765 $ 536,910 Cost of revenues 231,629 210,714 182,069 Gross profit 519,876 427,051 354,841 Operating expenses Sales and marketing 169,130 148,920 122,936 Research and development 68,680 62,809 53,654 General and administrative 126,594 102,929 84,887 Amortization of intangible assets 37,169 23,510 16,116 Total operating expenses 401,573 338,168 277,593 Income from operations 118,303 88,883 77,248 Other income, net 5,532 10,593 8,315 Income before income taxes 123,835 99,476 85,563 Income tax expense 30,496 22,422 19,739 Net income $ 93,339 $ 77,054 $ 65,824 Other comprehensive income (expense) Foreign currency translation adjustments 9,310 (9,384) 3,393 Unrealized gain on investments, net of tax of $—, $363, and $644, respectively — 1,089 1,932 Reclassification of gain on investments into earnings, net of tax of $—, $(537), and $(564), respectively — (1,610) (1,692) Total other comprehensive income (expense) 9,310 (9,905) 3,633 Comprehensive income $ 102,649 $ 67,149 $ 69,457 Net income per share Basic $ 2.46 $ 2.07 $ 1.80 Diluted $ 2.46 $ 2.04 $ 1.76 Weighted average common shares used to compute net income per share Basic 37,881 37,306 36,646 Diluted 37,992 37,856 37,475 See accompanying notes to these consolidated financial statements. Table of Contents SPS COMMERCE, INC. 40 Form 10-K for the Annual Period ended December 31, 2025

Table of Contents

SPS COMMERCE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Total Stockholders' Equity
(in thousands, except shares)	Shares	Amount	Shares	Amount				
Balances, December 31, 2022	36,158,046	$ 38	2,151,098	$ (128,892)	$ 476,117	$ 193,221	$ (3,411)	$ 537,073
Stock-based compensation	—	—	—	—	42,975	—	—	42,975
Shares issued pursuant to stock awards	598,361	1	—	—	9,855	—	—	9,856
Employee stock purchase plan activity	63,641	—	—	—	8,114	—	—	8,114
Net income	—	—	—	—	—	65,824	—	65,824
Foreign currency translation adjustments	—	—	—	—	—	—	3,393	3,393
Unrealized gain on investments, net of tax	—	—	—	—	—	—	1,932	1,932
Reclassification of gain on investments into earnings, net of tax	—	—	—	—	—	—	(1,692)	(1,692)
Balances, December 31, 2023	36,820,048	$ 39	2,151,098	$ (128,892)	$ 537,061	$ 259,045	$ 222	$ 667,475
Stock-based compensation	—	—	—	—	51,668	—	—	51,668
Shares issued pursuant to stock awards	557,151	1	—	—	4,713	—	—	4,714
Employee stock purchase plan activity	61,979	—	—	—	9,827	—	—	9,827
Repurchases of common stock, net of costs	(205,331)	—	205,331	(37,567)	—	—	—	(37,567)
Reissuances of treasury stock	427,461	—	(427,461)	66,711	24,713	—	—	91,424
Net income	—	—	—	—	—	77,054	—	77,054
Foreign currency translation adjustments	—	—	—	—	—	—	(9,384)	(9,384)
Unrealized gain on investments, net of tax	—	—	—	—	—	—	1,089	1,089
Reclassification of gain on investments into earnings, net of tax	—	—	—	—	—	—	(1,610)	(1,610)
Balances, December 31, 2024	37,661,308	$ 40	1,928,968	$ (99,748)	$ 627,982	$ 336,099	$ (9,683)	$ 854,690
Stock-based compensation	—	—	—	—	50,629	—	—	50,629
Shares issued pursuant to stock awards	359,540	—	—	—	4,600	—	—	4,600
Employee stock purchase plan activity	98,594	—	—	—	9,584	—	—	9,584
Shares withheld for net share settlement	(10,338)	—	10,338	(843)	—	—	—	(843)
Repurchases of common stock, net of costs	(969,965)	—	969,965	(115,010)	—	—	—	(115,010)
Reissuances of treasury stock	378,100	—	(378,100)	37,652	29,942	—	—	67,594
Net income	—	—	—	—	—	93,339	—	93,339
Foreign currency translation adjustments	—	—	—	—	—	—	9,310	9,310
Balances, December 31, 2025	37,517,239	$ 40	2,531,171	$ (177,949)	$ 722,737	$ 429,438	$ (373)	$ 973,893

See accompanying notes to these consolidated financial statements.

SPS COMMERCE, INC. 41 Form 10-K for the Annual Period ended December 31, 2025

SPS COMMERCE, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Year Ended December 31, (in thousands) 2025 2024 2023 Cash flows from operating activities Net income $ 93,339 $ 77,054 $ 65,824 Reconciliation of net income to net cash provided by operating activities Deferred income taxes 18,909 (9,786) (10,079) Depreciation and amortization of property and equipment 21,089 18,721 18,631 Amortization of intangible assets 37,169 23,510 16,116 Provision for credit losses 9,918 7,683 5,707 Stock-based compensation 53,728 54,557 45,508 Other, net (1,087) 577 2,415 Changes in assets and liabilities, net of effects of acquisitions Accounts receivable (20,297) (9,653) (11,949) Deferred costs 157 (3,120) (10,724) Other assets and liabilities (28,686) (7,313) 1,834 Accounts payable 4,715 796 (3,947) Accrued compensation (3,721) 1,434 7,143 Accrued expenses (3,568) 4,115 1,302 Deferred revenue (787) 728 6,464 Operating leases (2,088) (1,905) (1,947) Net cash provided by operating activities 178,790 157,398 132,298 Cash flows from investing activities Purchases of property and equipment (26,524) (20,046) (19,761) Purchases of investments — (85,759) (133,994) Maturities of investments — 143,275 131,331 Acquisition of business, net (142,628) (147,924) (70,218) Net cash used in investing activities (169,152) (110,454) (92,642) Cash flows from financing activities Repurchases of common stock (114,277) (37,567) — Net proceeds from exercise of options to purchase common stock 3,861 4,714 9,856 Net proceeds from employee stock purchase plan activity 9,584 9,827 8,114 Payments for contingent consideration — — (2,000) Net cash provided by (used in) financing activities (100,832) (23,026) 15,970 Effect of foreign currency exchange rate changes 1,532 (1,982) 562 Net increase (decrease) in cash and cash equivalents (89,662) 21,936 56,188 Cash and cash equivalents at beginning of period 241,017 219,081 162,893 Cash and cash equivalents at end of period $ 151,355 $ 241,017 $ 219,081 Supplemental disclosure of cash flow information Cash paid for income taxes $ 28,892 $ 27,097 $ 29,207 See accompanying notes to these consolidated financial statements. Table of Contents SPS COMMERCE, INC. 42 Form 10-K for the Annual Period ended December 31, 2025

SPS COMMERCE, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE A – General Business Description SPS Commerce is a global supply chain network that connects retailers, brands, distributors, manufacturers, and logistics providers through shared infrastructure built to handle the complexity of modern commerce operations. Our network enables companies to connect once and immediately transact with thousands of trading partners without negotiating standards, building integrations, or maintaining compliance logic. Our network powers our portfolio of solutions that orchestrate the critical processes, protocols, and data exchanges needed to get the right product, in the right place, at the right time, every time. We have embedded deep expertise, proven processes, and compliance logic built from over 20 years of commerce intelligence into every connection, delivering a full- service experience that empowers partners to move forward faster, together. Basis of Presentation The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of SPS Commerce, Inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidated financial statements. Foreign Currency Translation The functional currency of our foreign operations is generally the applicable local currency. The functional currency is translated into U.S. dollars for balance sheet accounts using current exchange rates in effect as of the balance sheet date and for revenue and expense accounts using an average exchange rate during the year. The translation adjustments are deferred as a component of other comprehensive income (expense) within the consolidated statements of comprehensive income and the consolidated statements of stockholders' equity. Gains or losses resulting from transactions denominated in foreign currencies are included in other income, net in our consolidated statements of comprehensive income. Use of Estimates Preparing financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Business Combinations We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values as of the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Assets acquired include tangible and intangible assets. We use estimates and assumptions that we believe are reasonable as a part of the purchase price allocation, which includes the process to determine the fair value of purchased intangible assets and the process to determine the value of any contingent consideration liabilities. We value identifiable intangible assets using variants of the income approach, such as the relief-from-royalty and multi-period excess earnings methods. The income approach uses estimates such as future expected cash flows from acquired customers and developed technology from a market participant perspective, useful lives, and discount rates to estimate the fair values of the identifiable intangible assets. We record the acquisition-date fair value of any contingent liabilities, such as earn-out provisions, as part of the consideration transferred, if present. The unsettled earn-out liability, if any, is subsequently remeasured at each reporting date at fair value through earnings. While we believe these estimates and assumptions are reasonable, they are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of the assets acquired and the liabilities assumed. Any such adjustments would be recorded as an offset to goodwill or a working capital purchase price adjustment as applicable. Upon the conclusion of the measurement period or final determination of the fair values, whichever comes first, any subsequent adjustments would be recorded in our consolidated statements of comprehensive income. Table of Contents SPS COMMERCE, INC. 43 Form 10-K for the Annual Period ended December 31, 2025

Segment Information The single operating and reporting segment we have is Supply Chain Management Solutions. This segment derives revenues from customers by providing access to our cloud-based supply chain management services, primarily under subscription-based service arrangements. Our Chief Executive Officer acts as the Company’s chief operating decision maker (“CODM”). Our CODM primarily reviews revenue, consolidated net income, and consolidated Adjusted EBITDA for purposes of allocating resources and evaluating financial performance. These measures are used to monitor budget versus actual results as well as trends versus historical performance, which are the CODM's primary considerations to assess performance. The CODM does not use an asset measure to allocate resources or evaluate the consolidated performance. There are no segment managers who are held accountable by the CODM, or anyone else, for operations, operating results and planning for levels or components below the consolidated unit level. Adjusted EBITDA is a non-GAAP financial measure also reported in Part II, Item 7, "Management’s Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K. Concentration of Credit Risk Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents in financial institutions in excess of federally insured limits, accounts receivable, and investments. Cash and cash equivalents are held with financial institutions that we believe are subject to minimal risk. Concentrations of credit risk with respect to accounts receivable are subject to the financial condition of our customers, which are routinely assessed for potential credit losses. We believe that the receivable credit risk exposure is limited. Our investment policy limits the amount of credit exposure with any one financial institution or commercial issuer and sets requirements regarding credit rating and investment maturities to safeguard liquidity and minimize risk. Cash and Cash Equivalents Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than 90 days. Investments Securities classified as available for sale are carried at fair value and the unrealized gains and losses on these investments, net of taxes, are included in accumulated other comprehensive gain (loss) in the consolidated balance sheets. Realized gains or losses are included in other income (expense), net in the consolidated statements of comprehensive income, on a specific identification basis. Certain securities accrue interest that is included in other income (expense), net as investment income. Investment income includes interest earned on securities, net of amortization of premiums and accretion of discounts from the purchase of available for sale securities, and interest earned on our cash and cash equivalents. If a determination has been made that the fair value of a marketable security is below its amortized cost basis, the portion of the unrealized loss that corresponds to a credit-related factor is realized through a credit allowance on the marketable security and the equivalent expense is realized in other income (expense), net in the consolidated statements of comprehensive income. Fair Value Measurements The carrying amounts of our short-term financial instruments, which include cash, cash equivalents, accounts receivable, and accounts payable, approximates fair value due to their short-term nature. Recurring Fair Value Measurements We measure certain financial assets at fair value on a recurring basis based on a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that are used to measure fair value are: • Level 1 – quoted prices in active markets for identical assets or liabilities. • Level 2 – observable inputs other than Level 1 prices, such as (a) quoted prices for similar assets or liabilities, (b) quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or (c) model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities. Table of Contents SPS COMMERCE, INC. 44 Form 10-K for the Annual Period ended December 31, 2025

• Level 3 – unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities. Nonrecurring Fair Value Measurements We measure certain assets and liabilities at fair value on a nonrecurring basis, including long-lived assets, goodwill, and indefinite-lived intangible assets. Accounts Receivable Accounts receivable are initially recorded upon the sale and invoicing of products to customers. Credit is granted in the normal course of business without collateral. Accounts receivable are stated net of allowances for credit losses, which represent estimated losses resulting from customers not making required payments on accounts receivables. When determining the allowance, we pool our outstanding accounts receivable invoices based on the contractual due date of payment. We take several factors into consideration for estimated credit losses by pool, primarily our historical credit losses, with additional adjustments made for current and future macro-economic conditions and retail bankruptcy trends. We write-off accounts receivable when they are determined to be uncollectible. Changes in the allowance are recorded as bad debt expense and are included in general and administrative expense in our consolidated statements of comprehensive income. Property and Equipment Property and equipment, including assets acquired under lease obligations, are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization expense is calculated using the straight-line method over the estimated useful lives, commencing on the earlier date in which the asset is placed in service or ready for its intended use. The estimated useful lives of property and equipment were as follows: Estimated Useful Life Internally developed software 3 years Computer equipment 3 years Office equipment and furniture 5-7 years Leasehold improvements Shorter of the useful life of the asset or the remaining term of the lease Significant additions or improvements extending asset lives beyond one year are capitalized, while repairs and maintenance are charged to expense as incurred. The assets and related accumulated depreciation and amortization are adjusted for asset retirements and disposals with the resulting gain or loss included in our consolidated statements of comprehensive income. We capitalize and amortize eligible costs to acquire or generate internally developed software that are incurred during the application development stage, which include costs related to the design of the chosen path, coding, installation of the hardware necessary to run the software, and any testing done before the operational stage. Costs incurred during the preliminary project stage and post-implementation stage are expensed as incurred. Additionally, maintenance of internally developed software is expensed as incurred. Leases We determine if an arrangement is a lease at inception. Operating leases with initial terms longer than 12 months are included in operating lease right-of-use assets, current operating lease liabilities, and non-current operating lease liabilities in our consolidated balance sheets. Table of Contents SPS COMMERCE, INC. 45 Form 10-K for the Annual Period ended December 31, 2025

Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. We use the implicit interest rate when readily determinable. We estimate the discount rate for a similar collateralized asset by estimating costs of borrowing. The operating lease ROU asset also includes any lease payments made and lease incentives that have been or are deemed probable to be incurred. The options to extend our leases are not recognized as part of our ROU assets and lease liabilities unless it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For all leases, we combine non-lease components with the related lease components and account for it as a single lease component. The ROU assets are subject to the same impairment process as our long-lived assets. Additionally, we review our lease liabilities for remeasurement whenever there is a triggering event or when relevant facts and circumstances change. Variable lease payments primarily consist of common area maintenance charges and real estate taxes, which are based on our pro rata share of actual costs incurred by the landlord. These variable lease payments are excluded from the measurement of our operating lease right-of-use assets and lease liabilities and are recognized as lease cost in the period in which the obligation for those payments is incurred. Research and Development Research and development costs primarily include development, maintenance, and data conversion activities related to our cloud-based supply chain management products and are expensed as incurred. Research and development costs are net of amounts capitalized as internally developed software. Goodwill Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is attributed to a trained workforce and other buyer-specific value resulting from expected synergies, including long-term cost savings, which are not included in the fair values of identifiable assets. We test goodwill for impairment annually at November 30, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is conducted by comparing the fair value of the net assets with the carrying amount of the reporting unit. We determine the fair value of our single reporting unit based on our market capitalization at the testing date. If the carrying amount exceeds the fair value of the reporting unit, we would recognize an impairment loss in the consolidated statements of comprehensive income, to the extent that the carrying amount exceeds fair value. Intangible Assets Assets acquired in business combinations may include identifiable intangible assets such as customer relationships and developed technology. We recognize the fair value of the identifiable intangible assets acquired separately from goodwill. We have determined the fair value and useful lives of our purchased intangible assets using certain estimates and assumptions that we believe are reasonable. The purchased intangible assets are being amortized on a straight-line basis over their estimated useful lives. The estimated useful lives for intangible assets were as follows: Estimated Useful Life Customer relationships 7-10 years Developed technology 5-10 years Impairment of Long-Lived Assets We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount of an asset group exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets at the date it is tested for recoverability, whether in use or under development. An impairment loss is measured and recorded as an expense in the consolidated statements of comprehensive income as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Table of Contents SPS COMMERCE, INC. 46 Form 10-K for the Annual Period ended December 31, 2025

Revenue Recognition Revenues are the amount that reflects the consideration we are contractually and legally entitled to, as well as the amount we expect to collect, in exchange for those services. We determine revenue recognition through the following steps: • Identification of the contract, or contracts, with a customer • Identification of the performance obligations in the contract • Determination of the transaction price • Allocation of the transaction price to the performance obligations in the contract • Recognition of revenue when, or as, we satisfy a performance obligation See Note C for further descriptions of our revenue recognition policy. Deferred Costs Deferred costs are those that are incurred to fulfill or obtain customer contracts and that are considered incremental and recoverable costs. These consist primarily of customer implementation costs and certain commissions paid to sales personnel and referral partners, respectively, at contract inception. These costs are deferred and amortized over the expected period of benefit which we have determined primarily to be two years. Customer implementation costs are based on actual costs incurred. Related amortization expense is included in cost of revenues in the consolidated statements of comprehensive income. Sales commissions are calculated based on estimated annual recurring revenue to be generated over the customer’s initial contract period. Related amortization expense is included in sales and marketing expenses in the consolidated statements of comprehensive income. Stock-Based Compensation Stock-based compensation includes grants of incentive and nonqualified stock options, performance share units (“PSUs”), restricted stock awards (“RSAs”), restricted stock units (“RSUs”), deferred stock units (“DSUs”), employee stock purchase plan (“ESPP”) activity, and 401(k) stock match and is used to compensate employees, executive officers, and non-employee directors. We recognize the cost of all stock-based payments based on the grant date fair value of those awards. This cost is recognized over the period for which an employee is required to provide service in exchange for the award or the award performance period, except for expenses relating to retirement-eligible employees that have not given their required notice, which is recognized on a pro-rata basis over the notice period prior to retirement. For all awards, we recognize forfeitures as they occur. RSAs result in the issuance of new shares of common stock when granted. For other stock-based awards, new shares of common stock are issued when the award is exercised, vested, or released according to the terms of the agreement. Our ESPP allows participating employees to purchase shares of our common stock at a discount through payroll deductions. The plan is available to all employees subject to certain eligibility requirements. Participating employees may purchase common stock, on a voluntary after-tax basis, at a price that is the lower of 85% of the fair market value of our common stock at the beginning or end of each stock purchase period. The plan is a Type B plan, so the number of shares a participants can acquire is variable. Participants purchase more shares as the stock price decreases, up to the total amount originally elected to withhold at the beginning of the offering period. The plan consists of two six-month offering periods, beginning on January 1 and July 1 of each calendar year. The fair value of stock options and ESPP activity is estimated using the Black-Scholes option valuation model. The fair value for RSAs, RSUs, and DSUs is the closing market value of the underlying stock on the date of grant less the purchase price (if any). The fair value of PSUs is estimated using a Monte Carlo simulation. Judgment is required in determining the expected volatility of common stock and the expected term individuals will hold their share-based awards prior to exercising. The expected volatility of the options is based on the historical volatility of our common stock. The expected term of the options is derived from historical data on option holder exercises and post- vesting employment termination behavior. Table of Contents SPS COMMERCE, INC. 47 Form 10-K for the Annual Period ended December 31, 2025

Additional valuation inputs include our expected non-issuance of future common stock dividends and the risk-free interest rate that is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equaling the expected life at the grant date. For PSUs, the Monte Carlo simulation utilizes multiple input variables that determine the probability of satisfying the performance conditions stipulated in the award. Share Repurchases and Reissuances Share repurchases, reflected as treasury stock on the consolidated balance sheets, are accounted for as the trade date occurs and are reflected net of the costs incurred to acquire the shares. Share repurchases that have not yet settled in cash are included in accounts payable in the consolidated balance sheets. Treasury stock reissuances are accounted for using the specific identification method, with gains (or losses to the extent of previously recognized gains) recognized in additional paid-in capital and any remaining loss recorded in retained earnings in the consolidated financial statements. Income Taxes We account for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax positions are reduced by a valuation allowance when, in our judgment, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax positions are net by jurisdiction on the consolidated balance sheet. We assess our ability to realize our deferred tax assets at the end of each reporting period. Realization of our deferred tax assets is contingent upon future taxable earnings. Accordingly, this assessment requires estimates and judgment. If the estimates of future taxable income vary from actual results, our assessment regarding the realization of these deferred tax assets could change. Future changes in the estimated amount of deferred taxes expected to be realized will be reflected in our consolidated financial statements in the period the estimate is changed, with a corresponding adjustment to our operating results. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would “more likely than not” sustain the position following an audit. For tax positions meeting the “more likely than not” threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. We are subject to income taxes for U.S. federal and various state and international jurisdictions. We are generally subject to U.S. federal and state tax examinations for most prior tax years due to our net operating loss and research & development credit carryforwards and the utilization of the carryforwards in years still open under statute. The deferred tax asset for the federal net operating loss carryforward is reported net of the Section 382 limitations. When applicable, the Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Net Income Per Share Basic net income per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted net income per share also includes the impact of our outstanding potential common shares. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net income per share. Table of Contents SPS COMMERCE, INC. 48 Form 10-K for the Annual Period ended December 31, 2025

Accounting Pronouncements Recently Adopted Standard Date of Issuance Description Date of Adoption Effect on the Financial Statements ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures December 2023 This amendment requires that an entity disclose specific categories in the effective tax rate reconciliation table as well as provide disclosure of disaggregated information related to income tax expense, income before income taxes, and income taxes paid. 2025 The prospective adoption resulted in additional disclosure in our Annual Report on Form 10-K for the year ended December 31, 2025. See Note L, Income Taxes, for further discussion on the adoption of the ASU. Accounting Pronouncements Not Yet Adopted Standard Date of Issuance Description Date of Required Adoption Effect on the Financial Statements ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) November 2024 This amendment requires that an entity disclose in its notes to financial statements specified information about certain costs and expenses. 2027 We are currently evaluating the adoption on our financial statements and anticipate the impact will result in additional disclosure. ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets July 2025 This amendment allows for entities to elect a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. 2026 (optional) We are currently evaluating the election of the practical expedient, but do not expect a material impact on our financial statements and related disclosures. ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) September 2025 This amendment modernizes the accounting for software costs under Subtopic 350-40, Intangibles— Goodwill and Other—Internal-Use Software by removing all references to software development project stages. The amendment requires an entity to begin capitalizing software costs when (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. 2028 We are currently evaluating the adoption on our financial statements and related disclosures. ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvement December 2025 The amendments in this update result in a comprehensive list of interim disclosures that are required by GAAP. The objective of the amendments is to provide clarity about the current requirements, rather than evaluate whether to expand or reduce interim disclosure requirements. 2028 We are currently evaluating the adoption on our interim financial statements and related disclosures. Table of Contents SPS COMMERCE, INC. 49 Form 10-K for the Annual Period ended December 31, 2025

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NOTE B – Business Acquisitions

Carbon6 Technologies, Inc.

On December 30, 2024, we entered into a definitive agreement to acquire all of the outstanding equity ownership interests of Carbon6 Technologies, Inc. ("Carbon6"), a provider of software tools to Amazon.com, Inc. sellers, including specialized offerings for revenue recovery for both first-party ("1P") and third-party ("3P") suppliers. The acquisition became effective on February 4, 2025 ("Close"). Pursuant to the definitive agreement, the total consideration transferred was $210.2 million, net of cash acquired. The consideration was comprised of $142.5 million paid in cash, net of cash acquired, and 378,100 shares of SPS common stock (valued at $67.7 million, determined at acquisition Close based on the price of SPS common stock). The shares were issued from SPS treasury shares. The goodwill associated with the acquisition is not deductible for income tax purposes.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information presents the combined results of SPS and Carbon6 assuming the acquisition was completed as of the beginning of the prior fiscal year, January 1, 2024. These unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined companies would have been, nor are they indicative of future results of operations.

The pro forma results reflect certain adjustments, such as one-time acquisition-related costs, incremental impact for amortization of acquired intangibles, and the elimination of debt extinguishment and interest costs. The adjustments do not reflect synergies or costs that would have been expected to result from the integration of the acquisition.

Pro forma consolidated revenue and net income are as follows:

	Year Ended December 31,	
(unaudited, in thousands)	**2025**	**2024**
Revenue	$ 755,686	$ 680,890
Net income	92,926	72,266

SupplyPike

Effective July 31, 2024, we acquired SupplyPike, Inc. ("SupplyPike"), an automated invoice deduction management and prevention solution, through the purchase of all of the outstanding equity ownership interests of SupplyPike. Pursuant to the definitive agreement and plan of merger, the total consideration transferred at close was $205.8 million, net of cash acquired. The consideration was comprised of $118.6 million paid in cash, net of cash acquired, and 404,587 shares of SPS common stock (valued at $87.2 million, determined at acquisition close based on the price of SPS common stock). The shares were issued from SPS treasury shares. The goodwill associated with the acquisition is not deductible for income tax purposes.

Purchase Price Allocation

We accounted for each of the Carbon6 and SupplyPike acquisitions as a business combination. We allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the respective acquisition dates.

SPS COMMERCE, INC. 50 Form 10-K for the Annual Period ended December 31, 2025

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The following table presents the purchase consideration and estimated fair values of acquired assets and liabilities recorded in the Company's consolidated balance sheet as of the acquisition dates:

(in thousands)	Carbon6(1)	SupplyPike(2)
Cash paid	$ 144,855	$ 124,769
Equity consideration	67,672	87,156
Total consideration	$ 212,527	$ 211,925
Estimated fair value of assets and liabilities acquired:		
Cash	$ 2,306	$ 6,118
Accounts receivable	5,868	2,020
Other assets, current and non-current	8,695	1,712
Intangible assets		
Customer relationships	44,535	62,967
Developed technology	29,370	21,090
Deferred revenue	(604)	(2,462)
Other liabilities, current and non-current	(10,162)	(2,644)
Deferred income tax liabilities, net	(3,753)	(10,705)
Total fair value of assets and liabilities acquired	$ 76,255	$ 78,096
Goodwill	$ 136,272	$ 133,829

The following table summarizes the preliminary estimated useful lives for each acquired intangible asset:

	Carbon6(1)	SupplyPike(2)
Customer relationships	8.0 years	9.0 years
Developed technology	9.0 years	8.0 years

(1) The purchase accounting for the Carbon6 acquisition has been finalized as of December 31, 2025; provisional adjustments were primarily related to intangible assets, tax components, and correspondingly, goodwill.

(2) The purchase accounting for the SupplyPike acquisition is finalized.

Other Acquisition Activity

Traverse Systems

Effective May 8, 2024, we entered into an asset purchase agreement to acquire certain assets of Traverse Systems, an industry-leading provider in retailer supply chain performance and vendor management. Total consideration transferred at close was $29.4 million, which was comprised of $25.0 million paid in cash and 22,874 shares of SPS common stock (valued at $4.4 million, determined at acquisition close based on the price of SPS common stock). The shares were issued from SPS treasury shares.

We accounted for the acquisition as a business combination. We allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Assets acquired primarily comprised of subscriber relationships and developed technology intangible assets, totaling $7.7 million and $3.6 million of estimated fair value, respectively, and $18.4 million was allocated to goodwill. The remainder of the consideration transferred was allocated to net assets acquired other than the intangible assets. The purchase accounting for the acquisition was finalized in the year ended December 31, 2024. The goodwill associated with the acquisition is deductible for income tax purposes.

SPS COMMERCE, INC. 51 Form 10-K for the Annual Period ended December 31, 2025

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Vision33

Effective April 10, 2024, the Company entered into an asset purchase agreement to acquire Vision33's SAP Business One SPS Integration Technology. Pursuant to the definitive agreement, the purchase price, denominated in Canadian dollars ("CAD"), was $5.8 million CAD ($4.3 million U.S. dollars ("USD") at the agreement date exchange rate), of which $4.5 million CAD ($3.3 million USD) was paid in cash at close, with the remainder payable in cash within two years, subject to certain closing conditions. Assets acquired were primarily comprised of developed technology and subscriber relationships, totaling $1.7 million USD and $0.4 million USD of estimated fair value, respectively. The remainder of the consideration transferred, $2.2 million USD, was allocated to goodwill. The purchase accounting for the acquisition was finalized in the year ended December 31, 2024. The goodwill associated with the acquisition is deductible for income tax purposes.

NOTE C – Revenue

We derive our revenues from the following revenue streams:

	Year Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Recurring revenues:			
Fulfillment	$ 637,648	$ 523,704	$ 436,702
Analytics	56,017	55,717	51,703
Other	24,310	20,668	13,608
Recurring revenues	717,975	600,089	502,013
One-time revenues	33,530	37,676	34,897
Total revenue	$ 751,505	$ 637,765	$ 536,910

Revenues are the amount that reflects the consideration we are contractually and legally entitled to, as well as the amount we expect to collect, in exchange for those services.

Revenue by Geographic Area

Domestic revenue, which we define as revenue that was attributable to customers based within the U.S. was as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Domestic revenue	84 %	83 %	84 %

No single jurisdiction outside of the U.S. had revenues in excess of 10%.

Recurring Revenues

We define recurring revenue as active contracts during the reporting period under which the customer regularly pays us fees for subscription-based and reoccurring services. All components of the contracts that are not expected to recur (primarily set ups and professional services) are excluded from recurring revenue.

Revenue for subscription-based services is recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer. Our contracts primarily range from monthly to annual and generally allow the customer to cancel the contract for any reason with 30 to 90 days' notice. Timing of billings varies by customer and by contract type and are either in advance or within 30 days of the service being performed. Given that the recurring revenue contracts are generally for one year or less, we have applied the optional exemption to not disclose information about the remaining performance obligations for recurring revenue contracts.

SPS COMMERCE, INC. 52 Form 10-K for the Annual Period ended December 31, 2025

One-time Revenues One-time revenues consist of set-up fees and miscellaneous fees from customers. Set-up revenues Set-up fees, a component of our revenue, are specific for each connection a customer has with a trading partner. These nonrefundable fees are necessary for our customers to utilize our services and do not provide any standalone value. Many of our customers have connections with numerous trading partners. Set-up fees constitute a material renewal option right that provide customers a significant future incentive that would not be otherwise available to that customer unless they entered into the contract, as the set-up fees will not be incurred again upon contract renewal. As such, set-up fees and related costs are deferred and recognized ratably, generally over two years, which is the estimated period for which a material right is present for our customers. The table below presents the activity of the portion of the deferred revenue liability relating to set-up fees. We expect to recognize $11.0 million of the balance as of December 31, 2025 as revenue over the next 12 months with the remaining amount recognized thereafter. Year Ended December 31, (in thousands) 2025 2024 Balance, beginning of year $ 16,735 $ 17,603 Invoiced set-up fees 14,486 16,915 Recognized set-up fees (16,596) (17,783) Balance, end of year $ 14,625 $ 16,735 Miscellaneous one-time revenues Miscellaneous one-time fees primarily consist of professional services and testing and certification. The contract period for these one-time fees is for one year or less and recognized at the time service is provided. We have applied the optional exemption to not disclose information about the remaining performance obligations for miscellaneous one-time fee contracts since they have original durations of one year or less. Deferred Revenue In the year ended December 31, 2025, we recognized revenue of $74.3 million from amounts included in deferred revenue at December 31, 2024. NOTE D – Deferred Costs The deferred costs activity was as follows: Year Ended December 31, (in thousands) 2025 2024 Balance, beginning of year $ 85,914 $ 82,750 Incurred deferred costs 94,627 90,482 Amortized deferred costs (93,129) (87,318) Balance, end of year $ 87,412 $ 85,914 Table of Contents SPS COMMERCE, INC. 53 Form 10-K for the Annual Period ended December 31, 2025

NOTE E – Fair Value Measurements Cash equivalents and investments, as measured at fair value on a recurring basis, consisted of the following: December 31, 2025 2024 Fair Value Level Amortized Cost Unrealized Gains (Losses), net Fair Value Fair Value Level Amortized Cost Unrealized Gains (Losses), net Fair Value (in thousands) Cash equivalents: Money market funds Level 1 $ 117,685 $ — $ 117,685 Level 1 $ 178,417 $ — $ 178,417 NOTE F – Allowance for Credit Losses The allowance for credit losses activity, included in accounts receivable, net, was as follows: Year Ended December 31, (in thousands) 2025 2024 2023 Balance, beginning of year $ 4,179 $ 3,320 $ 3,066 Provision for credit losses 9,918 7,683 5,707 Write-offs, net of recoveries (6,968) (6,824) (5,453) Balance, end of year $ 7,129 $ 4,179 $ 3,320 NOTE G – Property and Equipment, Net Property and equipment, net consisted of the following: December 31, (in thousands) 2025 2024 Internally developed software $ 94,859 $ 73,617 Computer equipment 25,462 27,890 Leasehold improvements 15,044 14,999 Office equipment and furniture 9,159 8,796 Property and equipment, cost 144,524 125,302 Less: accumulated depreciation and amortization (101,407) (87,755) Total property and equipment, net $ 43,117 $ 37,547 Depreciation and amortization expense of property and equipment was as follows: Year Ended December 31, (in thousands) 2025 2024 2023 Depreciation and amortization expense $ 21,089 $ 18,721 $ 18,631 Property and equipment, net located at subsidiary and office locations outside of the U.S. was as follows: December 31, 2025 2024 International property and equipment 26% 18 % Table of Contents SPS COMMERCE, INC. 54 Form 10-K for the Annual Period ended December 31, 2025

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NOTE H – Goodwill and Intangible Assets, Net

Goodwill

The activity in goodwill was as follows:

		Year Ended December 31,
(in thousands)		**2025**
Balance, beginning of year	$	399,180
Addition from business acquisitions		136,272
Foreign currency translation		6,570
Remeasurement from provisional purchase accounting amount and other[1]		(303)
Balance, end of year	$	541,719

[1] Refer to *Note B – Business Acquisitions* for further information.

Intangible Assets

Intangible assets, net consisted of the following:

	December 31, 2025				
($ in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	**Foreign Currency Translation**	**Net**	**Weighted Average Remaining Amortization Period**
Customer relationships	$ 214,451	$ (70,050)	$ 2,019	$ 146,420	6.6 years
Developed technology	105,599	(37,198)	994	69,395	6.1 years
	$ 320,050	$ (107,248)	$ 3,013	$ 215,815	6.4 years

	December 31, 2024				
($ in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	**Foreign Currency Translation**	**Net**	**Weighted Average Remaining Amortization Period**
Customer relationships	$ 178,147	$ (47,432)	$ (1,715)	$ 129,000	7.3 years
Developed technology	77,108	(24,111)	(703)	52,294	5.7 years
	$ 255,255	$ (71,543)	$ (2,418)	$ 181,294	6.9 years

Amortization expense of intangible assets was as follows:

	Year Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Amortization expense	$ 37,169	$ 23,510	$ 16,116

The estimated future annual amortization expense related to intangible assets is as follows:

(in thousands)		
2026	$	37,456
2027		36,991
2028		35,654
2029		29,191
2030		26,992
Thereafter		49,531
Total future amortization	$	215,815

SPS COMMERCE, INC. 55 Form 10-K for the Annual Period ended December 31, 2025

NOTE I – Commitments and Contingencies Leases In October 2025, we executed the sixth amendment to our lease agreement (the "Amendment") for our current headquarters located in Minneapolis, Minnesota where we lease approximately 198,000 square feet effective October 1, 2025. The Amendment extends the lease term to end in July 2043 and provides approximately $33 million of lease incentives, which were included in the initial measurement of the operating lease right-of-use asset. The Company expects to utilize approximately $23 million of these lease incentives during the year ending December 31, 2027, with the remaining balance to be utilized thereafter. The components of lease expense were as follows: Year Ended December 31, (in thousands) 2025 2024 2023 Operating lease cost $ 3,709 $ 3,420 $ 3,123 Variable lease cost 2,767 3,685 3,771 $ 6,476 $ 7,105 $ 6,894 Supplemental cash flow information related to operating leases was as follows: Year Ended December 31, (in thousands) 2025 2024 2023 Cash paid for amounts included in the measurement of lease liabilities Operating cash outflows from operating leases $ 6,555 $ 5,209 $ 5,022 Right-of-use assets obtained in exchange for operating lease liabilities 580 3,158 1,147 Supplemental balance sheet information related to operating leases was as follows: December 31, 2025 December 31, 2024 Weighted-average remaining lease term 11.0 years 2.4 years Weighted-average discount rate 6.0% 4.3 % Future minimum lease payments under operating leases are presented net of lease incentives deemed payable at lease commencement. At December 31, 2025, our future minimum payments under operating leases were as follows: (in thousands) 2026 4,668 2027 (21,307) 2028 1,348 2029 2,893 2030 2,951 Thereafter 35,466 Total future gross payments 26,019 Less: imputed interest (18,827) Total operating lease liabilities 7,192 Table of Contents SPS COMMERCE, INC. 56 Form 10-K for the Annual Period ended December 31, 2025

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Purchase Commitments

We have entered into separate noncancelable agreements with computing infrastructure, productivity software, customer relationship management, and performance and security data analytics vendors for services through 2030. At December 31, 2025, our remaining purchase commitments and estimated purchase timing were as follows:

(in thousands)	
2026	11,030
2027	3,491
2028	2,288
2029	1,360
2030	92
Total estimated future purchases	18,261

Contingencies

We may be involved in various claims and legal actions in the normal course of business. We believe that the outcome of any such claim or legal action is not expected to have a material adverse effect on our financial position or results of operations.

NOTE J – Stockholders' Equity

Share Repurchase Programs

Our Board of Directors has authorized multiple non-concurrent programs to repurchase our common stock. Details of the programs and activity thereunder through December 31, 2025 were as follows:

(in thousands)	Effective Date	Expiration Date	Share Value Authorized for Repurchase	Share Value Repurchased	Unused & Expired Share Repurchase Value	Share Value Available for Future Repurchase
2022 Program	August 2022	July 2024	50,000	40,471	9,529	N/A
2024 Program	August 2024	July 2026	100,000	99,990	N/A	10
2025 Program	December 2025	December 2027	100,000	15,000	N/A	85,000

Share repurchases are accounted for as the trade date occurs and are reflected in the condensed consolidated financial statements net of the costs incurred to acquire the shares. Share repurchases that have not yet settled in cash are included in accounts payable in the condensed consolidated balance sheet. The share repurchase activity by period was as follows:

	Year Ended December 31,		
(in thousands, except shares and per share amounts)	2025	2024	2023
Number of shares repurchased	969,965	205,331	—
Total share repurchased cost	$ 115,010	$ 37,567	$ —
Average total cost per repurchased share	$ 118.57	$ 182.96	$ —

On February 10, 2026 (announced February 12, 2026), our Board of Directors approved an additional $200.0 million in repurchase authority under our previously announced share repurchase program ("2025 Program" within the tables above) that was approved on October 29, 2025 to repurchase up to $100.0 million of our common stock, excluding costs to obtain, for a total authorized repurchase amount of $300.0 million. Under the program, purchases may be made from time to time in the open market or in privately negotiated purchases, or both. The share repurchase program became effective December 1, 2025 and expires on December 1, 2027.

Treasury Stock Reissuances

In connection with the acquisitions of Carbon6, Traverse Systems, and SupplyPike, the Company re-issued treasury shares as part of the purchase consideration (see *Note B – Business Acquisitions* for further information).

SPS COMMERCE, INC. 57 Form 10-K for the Annual Period ended December 31, 2025

Table of Contents

NOTE K – Stock-Based Compensation

Stock-based compensation expense was allocated in the consolidated statements of comprehensive income as follows:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Cost of revenues	$ 11,423	$ 11,043	$ 10,169
Operating expenses			
Sales and marketing	10,943	12,547	9,774
Research and development	8,403	9,094	7,200
General and administrative	22,959	21,873	18,365
	$ 53,728	$ 54,557	$ 45,508

Stock-based compensation expense by grant type or plan was as follows:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Stock options	$ 1,948	$ 2,059	$ 1,947
PSUs	8,314	8,192	11,886
RSUs & DSUs	37,356	38,064	26,185
RSAs	113	442	472
ESPP	2,953	2,910	2,488
401(k) stock match	3,044	2,890	2,530
	$ 53,728	$ 54,557	$ 45,508

As of December 31, 2025, there was $85.5 million of unrecognized stock-based compensation expense under our equity compensation plans, which is expected to be recognized on a primarily straight-line basis over a weighted-average period of 2.4 years. At December 31, 2025, there were 11.6 million shares available for grant under approved equity compensation plans.

Stock Options

Options generally vest over four years and, upon vesting, the holder is given the option to purchase shares of common stock at a specific strike price until expiration, which is generally seven years from the grant date.

SPS COMMERCE, INC. 58 Form 10-K for the Annual Period ended December 31, 2025

Our stock option activity was as follows: Options (#) Weighted Average Exercise Price ($/share) Outstanding at December 31, 2022 562,697 56.24 Granted 42,215 152.68 Exercised (254,353) 38.75 Forfeited (3,737) 129.43 Outstanding at December 31, 2023 346,822 80.02 Granted 38,984 195.76 Exercised (94,338) 49.91 Forfeited (2,094) 158.63 Outstanding at December 31, 2024 289,374 104.86 Granted 63,352 139.95 Exercised (73,571) 62.55 Forfeited (17,752) 160.86 Outstanding at December 31, 2025 261,403 121.47 Of the total outstanding options at December 31, 2025, 0.2 million were exercisable. The outstanding and exercisable options had a weighted average exercise price of $107.94 per share and a weighted average remaining contractual life of 2.6 years. The table below presents additional information related to our stock options: Year Ended December 31, (in thousands, except per share data) 2025 2024 2023 Fair value of options vested $ 1,816 $ 1,982 $ 1,996 Intrinsic value of options exercised 4,438 13,934 31,227 Intrinsic value of options outstanding 2,029 23,387 37,474 Weighted-average fair value per share of options granted 48.55 69.11 56.47 The fair values of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: Year Ended December 31, 2025 2024 2023 Life (in years) 3.9 4.1 4.1 Volatility 37.1% 36.6% 39.3 % Dividend yield — — — Risk-free interest rate 4.2% 4.3% 4.0 % Table of Contents SPS COMMERCE, INC. 59 Form 10-K for the Annual Period ended December 31, 2025

Performance Share Units, Restricted Stock Units and Awards, and Deferred Stock Units We grant PSU awards with certain target performance levels. These awards are earned based upon our Company’s total shareholder return as compared to an indexed total shareholder return over the course of a fiscal based three-year performance period, starting in the year of grant. Earned awards vest in the quarter following the conclusion of the performance period. Expense is recognized on a straight-line basis over the performance period, regardless of whether the market condition is satisfied as the likelihood of the market condition being met is included in the fair-value measurement of the award. RSUs generally vest over four years and, upon vesting, the holder is entitled to receive shares of our common stock. RSAs vest over one year and, upon vesting, the holder is entitled to receive shares of our common stock. In lieu of RSAs, a participant may elect to receive DSUs with one year vesting, but the participant directs delayed receipt of common shares of up to ten years after the end of service to us. Activity for our PSUs, RSUs, RSAs, and DSUs in aggregate was as follows: # Weighted Average Grant Date Fair Value ($/share) Outstanding at December 31, 2022 712,158 103.93 Granted 416,377 163.55 Vested and common stock issued (344,087) 77.52 Forfeited (11,034) 122.97 Outstanding at December 31, 2023 773,414 147.50 Granted 413,619 185.54 Vested and common stock issued (462,481) 130.03 Forfeited (35,030) 180.59 Outstanding at December 31, 2024 689,522 180.35 Granted 704,205 123.33 Vested and common stock issued (286,554) 148.21 Forfeited (100,756) 169.55 Outstanding at December 31, 2025 1,006,417 150.69 The number of PSUs, RSUs, RSAs, and DSUs outstanding at December 31, 2025 included less than 0.1 million units that have vested, but the shares of common stock have not yet been issued, pursuant to the terms of the agreements. Employee Stock Purchase Plan Our ESPP activity was as follows: Year Ended December 31, (in thousands, except shares) 2025 2024 2023 Amounts for shares purchased $ 9,584 $ 9,827 $ 8,114 Shares purchased 98,594 61,979 63,641 A total of 1.5 million shares of common stock are remaining for issuance under the plan at December 31, 2025. Table of Contents SPS COMMERCE, INC. 60 Form 10-K for the Annual Period ended December 31, 2025

The fair value was estimated based on the market price of our common stock at the beginning of the offering period using the following assumptions: Year Ended December 31, 2025 2024 2023 Life (in years) 0.5 0.5 0.5 Volatility 37.4% 33.1% 36.4 % Dividend yield — — — Risk-free interest rate 4.3% 5.3% 4.9 % Note L – Income Taxes Our provision (benefit) for income taxes was comprised of the following components: Year Ended December 31, (in thousands) 2025 2024 2023 Current Federal $ 3,370 $ 20,988 $ 20,168 State 6,911 6,147 4,221 Foreign 1,737 3,161 2,103 Deferred Federal 19,091 (5,256) (5,425) State 1,859 (1,466) (390) Foreign (2,472) (1,152) (938) Total $ 30,496 $ 22,422 $ 19,739 We define domestic and foreign income before income taxes as the consolidated income before income taxes that was attributable to either our subsidiaries based in the U.S. ("domestic"), or attributable to our subsidiaries outside of the U.S. ("foreign"). The percentage of consolidated income before income taxes attributable to our domestic subsidiaries was as follows: Year Ended December 31, 2025 2024 2023 Domestic income before income taxes 98% 92% 94 % Table of Contents SPS COMMERCE, INC. 61 Form 10-K for the Annual Period ended December 31, 2025

The following table reconciles the U.S. federal statutory income tax rate with our effective tax rate and includes both the reporting currency amounts and percentages for each category of the reconciliation: Year Ended December 31, 2025 (in thousands) Amount Percent U.S. statutory federal income tax $ 26,005 21.0 % Increase (decrease) resulting from: Tax credits Research and development credit (6,921) (5.6) Other (140) (0.1) Nontaxable or nondeductible items Nondeductible compensation 3,307 2.7 Other 110 0.1 Uncertain tax positions 1,619 1.3 Effect of cross-border tax laws (273) (0.2) U.S. state and local income taxes, net of federal effect(1) 6,391 5.1 Foreign tax effects 398 0.3 Total $ 30,496 24.6% (1) U.S. state and local income taxes in California, New York, Illinois, Pennsylvania, and Wisconsin make up the majority (greater than 50%) of the tax effect in this category. The following table reconciles the U.S. federal statutory income tax rate with our effective tax rate: Year Ended December 31, 2024 2023 U.S. statutory federal income tax rate 21.0% 21.0 % Increase (decrease) resulting from: U.S. state income taxes, net of federal tax effect 5.7 5.1 Tax impact of stock activity (4.9) (5.6) Nondeductible compensation 3.2 4.7 Research and development credit (1.5) (1.5) Foreign derived intangible income (1.3) (1.3) Other 0.3 0.7 Effective tax rate 22.5% 23.1 % Table of Contents SPS COMMERCE, INC. 62 Form 10-K for the Annual Period ended December 31, 2025

The significant components of our deferred income tax assets and liabilities were as follows: Year Ended December 31, (in thousands) 2025 2024 Deferred income tax assets Net operating loss and credit carryforwards $ 15,699 $ 10,722 Stock-based compensation expense 5,766 7,110 Accrued expenses 6,595 6,600 Operating lease liabilities 1,592 2,977 Research and development capitalized 17,686 26,788 Other deferred income tax assets 3,579 3,026 Gross deferred income tax assets 50,917 57,223 Less: valuation allowance (4,343) (2,965) Total net deferred income tax assets $ 46,574 $ 54,258 Deferred income tax liabilities Deferred costs $ (22,811) $ (21,537) Right-of-use assets (1,051) (1,893) Depreciation and amortization (53,768) (44,556) Other deferred income tax liabilities (1,652) (1,308) Total deferred income tax liabilities (79,282) (69,294) Net deferred income tax liabilities $ (32,708) $ (15,036) Tax loss carryforwards, net of Section 382 limitations, were as follows: Year Ended December 31, (in millions) 2025 Federal Operating loss carryforwards $ 36.8 Operating loss carryforwards expected to expire unused due to Section 382 limitations 6.1 Federal operating loss carryforwards, net of Section 382 limitations $ 30.7 Other State operating loss carryforwards $ 40.4 Foreign loss carryforwards 14.9 Total loss carryforwards, net of Section 382 limitations $ 86.0 As of December 31, 2025, our federal net operating loss carryforwards, if not used, will begin to expire in 2028. Federal net operating losses generated after December 31, 2018 will carry forward indefinitely. State operating loss carryforwards begin to expire in 2026 and all foreign loss carryforwards are indefinite in expiration. During the year ended December 31, 2025, we recorded an uncertain tax position. The activity for the uncertain tax position was as follows: Year Ended December 31, (in thousands) 2025 Balance, beginning of year $ — Changes from uncertain tax positions taken in current period 1,619 Balance, end of year $ 1,619 Table of Contents SPS COMMERCE, INC. 63 Form 10-K for the Annual Period ended December 31, 2025

Income taxes paid (net of refunds received), by jurisdiction, were as follows: Year Ended December 31, (in thousands) 2025 Federal $ 16,600 State California 1,610 Other 5,070 Foreign Canada 4,919 Other 693 $ 28,892 NOTE M – Other Income and Expense Other income, net included the following: Year Ended December 31, (in thousands) 2025 2024 2023 Investment income $ 4,649 $ 10,582 $ 7,660 Realized gain from investments held and foreign currency impact on cash and investments 388 115 1,726 Other income (expense), net 495 (104) (1,071) Total other income, net $ 5,532 $ 10,593 $ 8,315 NOTE N – Net Income Per Share The components and computation of basic and diluted net income per share were as follows: Year Ended December 31, (in thousands, except per share amounts) 2025 2024 2023 Numerator Net income $ 93,339 $ 77,054 $ 65,824 Denominator Weighted average common shares outstanding, basic 37,881 37,306 36,646 Options to purchase common stock and ESPP 61 150 265 PSUs, RSUs, RSAs, and DSUs 50 400 564 Weighted average common shares outstanding, diluted 37,992 37,856 37,475 Net income per share Basic $ 2.46 $ 2.07 $ 1.80 Diluted $ 2.46 $ 2.04 $ 1.76 The number of outstanding potential common shares that were excluded from the calculation of diluted net income per share as they were anti-dilutive was as follows: Year Ended December 31, (in thousands) 2025 2024 2023 Anti-dilutive shares 511 55 36 Table of Contents SPS COMMERCE, INC. 64 Form 10-K for the Annual Period ended December 31, 2025

Table of Contents

NOTE O – Retirement Contributions

We sponsor a 401(k) retirement savings plan for our U.S. employees. Eligible employees can contribute up to 80% of their compensation, subject to the limits established by law, and we match 50% of the employee's contribution up to the first 6% of pre-tax annual compensation. A portion of our match is in Company stock, which is purchased from the open market by our plan provider and immediately deposited into the employee's 401(k) account. Additionally, we make statutory contributions to retirement plans as required by local foreign government regulations.

Our total contributions were as follows:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Retirement contributions	$ 8,518	$ 7,849	$ 6,627

NOTE P – Related Party Transactions

The SPS Commerce Foundation (the "Foundation") is a Minnesota non-profit organization exempt from federal taxation under Section 501(c)(3) of the Internal Revenue Code. The Foundation was formed in 2015 to engage in, advance, support, promote, and administer charitable activities. The directors of the Foundation are also our executive officers. These directors receive no compensation from the Foundation or us for the management services performed for the Foundation. The Foundation is not a subsidiary of ours and the financial results of the Foundation are not consolidated with our financial statements. We have no current legal obligations for future commitments to the Foundation. Contributions to the Foundation were recorded in general and administrative expense in our consolidated statements of comprehensive income. The activity was as follows:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Foundation contributions	$ 3,000	$ 3,250	$ 2,300

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Assessment of Disclosure Controls and Procedures

We assessed the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K. This assessment was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Disclosure controls and procedures means controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed such that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

SPS COMMERCE, INC. 65 Form 10-K for the Annual Period ended December 31, 2025

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and • provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed our internal control over financial reporting as of December 31, 2025, based on criteria for effective internal control over financial reporting established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2025 based on the specified criteria. Pursuant to the SEC’s general guidance that the assessment of a recently acquired business' internal control over financial reporting may be omitted in the year of acquisition, the scope of the assessment of our internal control over financial reporting as of December 31, 2025 excluded Carbon6 (acquired in February 2025). Our assessment of the effectiveness of internal control over financial reporting as of December 31, 2026 will include Carbon6. Excluding net intangible assets and goodwill, Carbon6 represented less than 5% of our consolidated assets as of December 31, 2025 and approximately 5% of our consolidated revenues for the year ended December 31, 2025.  The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, our independent registered public accounting firm, as stated in their report, which is included under Item 8 of this Annual Report on Form 10-K. Changes in Internal Control over Financial Reporting The Company is in the process of implementing new enterprise systems for financial and human capital management. During the fourth quarter of 2025, we implemented a new enterprise system to replace legacy systems that were used for certain financial processes, including accounts payable, general accounting, and financial reporting. In connection with this implementation, we modified certain existing internal controls over financial reporting and implemented new internal controls and procedures related to the new system, which resulted in a material change to our internal control over financial reporting. In addition, during December 2025, we implemented new enterprise systems to replace certain legacy systems that were used for human capital management and payroll operations. The related changes to business processes and internal controls over financial reporting were limited during the quarter and did not materially affect our internal control over financial reporting. We expect that the continued integration of these systems, including the modification and implementation of related internal controls and procedures, will result in a material change to internal control over financial reporting during the first quarter of 2026. Except as described above, there were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Table of Contents SPS COMMERCE, INC. 66 Form 10-K for the Annual Period ended December 31, 2025

Item 9B. Other Information Insider Adoption or Termination of Trading Arrangements During the three months ended December 31, 2025, the following officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted written plans for the sale of our securities that are intended to satisfy the affirmative defense of Rule 10b5-1(c) of the Exchange Act: Name Title Adoption Date Earliest Sale Date Expiration or Termination Date Aggregate Number of Shares of the Company's Common Stock to be Sold(1) Dan Juckniess Chief Revenue Officer December 5, 2025 January 5, 2026 March 15, 2026 23,960 Jamie Thingelstad Chief Technology Officer November 4, 2025 February 24, 2026 March 31, 2026 7,218 (1) The number of shares is the maximum number of shares to be sold but the actual activity may be lower. Transaction(s) may be contingent upon future events such as performance factors, tax withholding obligations, and/or future market price(s). There were no other Rule 10b5-1(c) trading arrangements or non-Rule 10b5-1(c) trading arrangements adopted, modified or terminated by the Company's officers and directors during the three months ended December 31, 2025 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not Applicable. Table of Contents SPS COMMERCE, INC. 67 Form 10-K for the Annual Period ended December 31, 2025

PART III Item 10. Directors, Executive Officers and Corporate Governance The information required by this item will be included in the 2026 Proxy Statement under the captions “Election of Directors,” “Information Regarding the Board of Directors and Corporate Governance,” “Audit Committee Report and Payment of Fees to Our Independent Auditor,” “Executive Compensation,” and “Delinquent Section 16(a) Reports” and is incorporated herein by reference. Item 11. Executive Compensation The information required by this item will be included in the 2026 Proxy Statement under the captions “Executive Compensation,” “Director Compensation,” and “Security Ownership” and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this item will be included in the 2026 Proxy Statement under the caption “Security Ownership” and is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this item will be included in the 2026 Proxy Statement under the captions “Election of Directors,” “Information Regarding the Board of Directors and Corporate Governance,” and “Certain Relationships and Related Transactions” and is incorporated herein by the reference. Item 14. Principal Accountant Fees and Services The information required by this item will be included in the 2026 Proxy Statement under the caption “Audit Committee Report and Payment of Fees to Our Independent Auditor” and is incorporated herein by reference. PART IV Item 15. Exhibits and Financial Statement Schedules The following documents are filed as a part of this Annual Report on Form 10-K: (a) Financial Statements: The financial statements filed as a part of this report are listed in Part II, Item 8. (b) Financial Statement Schedules: The schedules are either not applicable or the required information is presented in the consolidated financial statements or notes thereto. (c) Exhibits: The exhibits incorporated by reference or filed as a part of this Annual Report on Form 10-K are listed in the Exhibit Index prior to the signatures of this report. Table of Contents SPS COMMERCE, INC. 68 Form 10-K for the Annual Period ended December 31, 2025

Table of Contents

EXHIBIT INDEX

		Incorporated By Reference			
Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
3.1	Tenth Amended and Restated Certificate of Incorporation	8-K	05/16/2024	3.1	
3.2	Amended and Restated Bylaws, effective as of February 17, 2023	10-K	02/21/2023	3.2	
4.1	Description of Capital Stock	10-K	02/23/2021	4.1	
10.1	2010 Equity Incentive Plan, as amended effective October 29, 2014**	10-K	02/20/2015	10.6	
10.2	Form of Incentive Stock Option Agreement under 2010 Equity Incentive Plan**	8-K	02/17/2012	10.2	
10.3	Form of Non-Statutory Stock Option Agreement (Employee) under 2010 Equity Incentive Plan**	10-K	02/21/2023	10.3	
10.4	Form of Non-Statutory Stock Option Agreement (Director) under 2010 Equity Incentive Plan**	8-K	02/17/2012	10.4	
10.5	Form of Restricted Stock Unit Award Agreement (Employee) under 2010 Equity Incentive Plan**	10-K	02/21/2023	10.5	
10.6	Form of Restricted Stock Unit Award Agreement (Director) under 2010 Equity Incentive Plan**	10-K	02/19/2025	10.6	X
10.7	Form of Restricted Stock Award Agreement under 2010 Equity Incentive Plan**	10-Q	05/08/2012	10.6	
10.8	Form of Performance Stock Unit Agreement under 2010 Equity Incentive Plan**	10-K	02/21/2023	10.7	
10.9	Form of Deferred Stock Unit Agreement under 2010 Equity Incentive Plan**	10-K	02/19/2025	10.9	X
10.10	Form of Indemnification Agreement for Independent Directors**	S-1/A	01/11/2010	10.18	
10.11	Form of Indemnification Agreement for Archie C. Black**	S-1/A	01/11/2010	10.19	
10.12	Management Incentive Plan**	8-K	02/03/2016	10.2	
10.13	Amendment to Amended and Restated Executive Severance and Change in Control Agreement, dated as of March 1, 2023, by and between Archie C. Black and SPS Commerce, Inc.**	8-K	03/02/2023	10.1	
10.14	Amended and Restated Executive Severance and Change in Control Agreement between the Company and Archie C. Black**	8-K	02/18/2020	10.1	
10.15	SPS Commerce, Inc. Executive Management Team Severance Plan**	8-K	05/16/2024	10.1	
10.16	Agreement to Terminate Amended and Restated Executive Severance and Change in Control Agreement, effective as of May 16, 2024, by and between SPS Commerce, Inc. and Kimberly Nelson**	8-K	05/16/2024	10.2	
10.17	Offer Letter between Chad Collins and SPS Commerce, Inc., dated as of July 6, 2023**	8-K	07/06/2023	10.1	

SPS COMMERCE, INC. 69 Form 10-K for the Annual Period ended December 31, 2025

Table of Contents

Exhibit Number	Exhibit Description	Incorporated By Reference: Form	Date of First Filing	Exhibit Number	Filed Herewith
10.18	Executive Severance and Change in Control Agreement, effective as of October 2,2023, by and between Chad Collins and SPS Commerce, Inc.**	8-K	07/06/2023	10.2	
10.19	Registration Rights and Lock-Up Agreement, dated July 31, 2024	8-K	08/01/2024	10.1	
10.20	Registration Rights and Lock-Up Agreement, dated January 2, 2025	8-K	01/02/2025	99.1	
10.21	Form of Restricted Stock Unit Award Agreement under 2010 Equity Incentive Plan, as amended**	10-K	02/19/2025	10.21	
10.22	Form of Performance Stock Unit Agreement under 2010 Equity Incentive Plan (for awards beginning in 2025)**	10-K	02/19/2025	10.22	
10.23	Non-Employee Director Compensation Summary**	10-K	02/19/2025	10.25	X
10.24	Offer Letter between Joseph Del Preto and SPS Commerce, Inc., dated as of February 10, 2026**	8-K	02/12/2026	10.1	
10.25	Cooperation Agreement, dated February 12, 2026, by SPS Commerce, Inc. and Anson Funds Management LP	8-K	02/12/2026	10.1	
19.1	SPS Commerce, Inc. Insider Trading Policy**				X
21.1	Subsidiaries of the registrant				X
23.1	Consent of KPMG LLP				X
24.1	Power of Attorney (included on signature page)				X
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) under the Securities Exchange Act of 1934, as amended				X
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) under the Securities Exchange Act of 1934, as amended				X
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
97.1	SPS Commerce, Inc. Required Compensation Recovery Policy, effective October 2, 2023	10-K	02/20/2024	97	
101	Interactive Data Files Pursuant to Rule 405 of Regulation S-T				X
104	The cover page from the Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL				X

** Indicates management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SPS COMMERCE, INC. 70 Form 10-K for the Annual Period ended December 31, 2025

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: February 19, 2026 SPS COMMERCE, INC. By: /s/ CHADWICK COLLINS Chadwick Collins Chief Executive Officer Each of the undersigned hereby appoints Chadwick Collins and Kimberly Nelson, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, any and all amendments and exhibits to this annual report on Form 10-K and any and all applications, instruments, and other documents to be filed with the Securities and Exchange Commission pertaining to this annual report on Form 10- K or any amendments thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 19, 2026. Name and Signature Title /s/ CHADWICK COLLINS Chief Executive Officer and Director Chadwick Collins (principal executive officer) /s/ KIMBERLY NELSON Executive Vice President and Chief Financial Officer Kimberly Nelson (principal financial and accounting officer) /s/ FUNMIBI CHIMA Director Funmibi Chima /s/ RAZAT GAURAV Director Razat Gaurav /s/ MICHAEL MCCONNELL Director Michael McConnell /s/ MARK PARTIN Director Mark Partin /s/ MARTY RÉAUME Director Marty Réaume /s/ TAMI RELLER Director Tami Reller /s/ PHILIP SORAN Director Philip Soran /s/ ANNE SEMPOWSKI WARD Director Anne Sempowski Ward /s/ SVEN WEHRWEIN Director Sven Wehrwein Table of Contents SPS COMMERCE, INC. 71 Form 10-K for the Annual Period ended December 31, 2025

EXECUTIVE OFFICERS Chad Collins, Chief Executive Officer Joe Del Preto, Executive Vice President & Chief Financial Officer * Eduardo Rosini, Executive Vice President & Chief Commercial Officer Jamie Thingelstad, Executive Vice President & Chief Technology Officer BOARD OF DIRECTORS Chad Collins Fumbi Chima Razat Gaurav Michael McConnell Mark Partin Marty Réaume Tami Reller Phil Soran, Chair Anne Sempowski Ward Sven Wehrwein CORPORATE HEADQUARTERS 333 South Seventh Street, Suite 1000 Minneapolis, MN 55402 USA Toll-free: (866) 245-8100 MARKET LISTING Nasdaq Global Market Symbol: SPSC ANNUAL MEETING Thursday, May 28, 2026 TRANSFER AGENT EQ Shareowner Services 1110 Centre Point Curve, Suite 101 Mendota Heights, MN 55120 USA (800) 468-9716 shareowneronline.com INDEPENDENT PUBLIC ACCOUNTANTS KPMG LLP 350 N 5th St Minneapolis, MN 55401 USA * Joe Del Preto replaced Kim Nelson as Chief Financial Officer effective March 16, 2026.

SPS COMMERCE CORPORATE HEADQUARTERS 333 South Seventh Street, Suite 1000 Minneapolis, MN 55402 USA (866) 245-8100 spscommerce.com